Domtar

Domtar.
A Different
Feel.



First Quarter 2004 Results

Domtar

www.domtar.com

Highlights

— Domtar's sales decreased by $163 million in Q1 2004 compared to Q1 2003, mostly attributable to a 15% decline in the average value of the US dollar when compared to the Canadian dollar, which represents approximately $145 million, net of hedging.

— Excluding unusual items, Domtar's operating profit decreased by $103 million in Q1 2004 compared to Q1 2003. This is attributable to:

- US dollar fluctuations, which represents approximately $79 million, net of hedging;
- Lower selling prices for most paper and packaging grades. Indeed, overall average selling prices for Domtar products stood at 89% of trend compared to 93% at the same time last year; and
- Higher purchased fiber costs.
- These factors were, however, partially offset by higher shipments despite the strike at the Vancouver paper mill and the permanent closure of one of its two paper machines.

Recent developments

— In addition to the closure of one paper machine at its Vancouver mill announced in January 2004, Domtar conducted an extensive benchmarking of best practices and restructured its activities at all other paper manufacturing operations in Canada and at its Port Huron mill accordingly. Once fully implemented and in conjuction with the reorganization of the Vancouver mill, these initiatives will result in the elimination of 415 positions and anticipated annual savings of $50 million. In the first quarter, costs associated with these measures amounted to $16 million.

— Price increases were announced for uncoated freesheet, softwood and hardwood plup, as well as linerboard.

04
Member of
Dow Jones
Sustainability Indexes

On the cover:
Ontario Team: Brian Nicks, Director, Sustainable Forest Management, Dr. Kandyd Szuba, Wildlife Biologist, Forest Products Group, and Keith A. Ley, Policy and Planning Analyst, Forest Products Group.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages, according to internationally recognized standards, 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 11,000 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

Domtar Inc.

Highlights

(In millions of Canadian dollars, unless otherwise noted)	**2004** Three months ended March 31	2003 Three months ended December 31	2003 Three months ended March 31	2003[2] Year ended December 31	2002 Year ended December 31
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating results	**$**	$	$	$	$
Sales[1]	**1,225**	1,177	1,388	5,167	5,859
EBITDA[3]	**58**	57	176	516	809
Excluding unusual items[4]	**66**	65	176	519	845
Operating profit (loss)[3]	**(33)**	(262)	78	(92)	384
Excluding unusual items[4]	**(25)**	(30)	78	135	447
Net earnings (loss)	**(44)**	(228)	27	(190)	141
Excluding unusual items[4]	**(38)**	(37)	27	5	183
Net earnings (loss) per common share (in dollars)	**(0.19)**	(1.00)	0.12	(0.84)	0.62
Excluding unusual items[4] (in dollars)	**(0.16)**	(0.16)	0.12	0.02	0.80
Cash flows provided from (used for) operating activities per common share[5] (in dollars)	**(0.30)**	0.58	(0.11)	1.53	2.98
Weighted average number of common shares outstanding (millions)	**228.2**	227.7	226.9	227.3	227.2
Balance sheet data					
Total assets	**5,982**			5,847	6,847
Long-term debt	**2,218**			2,054	2,444
Shareholders' equity	**2,127**			2,167	2,554
Net debt-to-total capitalization[3] (%)	**51**			48	49
Book value per common share[6] (in dollars)	**9.13**			9.34	11.02
Others					
Cash flows provided from (used for) operating activities	**(69)**			348	677
Free cash flow[3]	**(110)**			123	454
Annualized return on equity (ROE)[7] (%)	**(8)**			(8)	6

[1] Comparative figures have been reclassed to reflect the application of new accounting recommendations.
[2] Certain figures have been restated to reflect the application of new accounting recommendations.
[3] EBITDA, Operating profit, Net debt-to-total capitalization and Free cash flow are non-GAAP measures. Refer to the Management's Discussion and Analysis (MD&A) of the related period for further information (explanation, calculations, etc.).
[4] Mesures excluding unusual items are non-GAAP measures. Refer to the MD&A of the related period for further information (explanations, calculations, etc.).
[5] Cash flows provided from (used for) operating activities per common share is a non-GAAP measure which is determined by dividing Cash flows from (used for) operating activities, on the Consolidated Cash Flow, by the weighted average number of common shares outstanding (basic). This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.
[6] Book value per common share is a non-GAAP measure which is determined by dividing shareholder's equity, excluding preferred shares, by the number of common shares outstanding (basic) at the end of the period. This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.
[7] Annualized return on equity (ROE) is a non-GAAP measure which is calculated as net earnings, after dividend payments on preferred shares, to total average common shareholders' equity. We use this measure in assessing the returns we provide to our shareholders and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. ROE has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

SALES
(In millions of CAN$)


1,225
1,177
1,266
1,336
1,388
1,454
1,499
1,485
1,421

EBITDA
(In millions of CAN$ and excluding unusual items)


66
65
126
152
176
222
233
217
173

NET EARNINGS (LOSS) PER SHARE BASIC
(In CAN$ and excluding unusual items)


Q1 (0.16)
Q4 (0.16)
Q3 0.00
Q2 0.06
Q1 0.12
Q4 0.22
Q3 0.26
Q2 0.24
Q1 0.08

NET EARNINGS (LOSS)
(In millions of CAN$ and excluding unusual items)


Q1 (38)
Q4 (37)
Q3 0
Q2 15
Q1 27
Q4 50
Q3 59
Q2 55
Q1 19

2004 2003 2002


9%
Wood
12%
Packaging
15%[2]
Paper Merchants
64%[1]
Papers

Sylvie Des[illegible]
Utility hand, Ottawa-Hull Converting Center

Percentages are based on sales for the three-month period ended March 31, 2004.

[1] Including sales through our own Paper Merchants business.

[2] Excluding sales of Domtar paper.

Management's Discussion and Analysis

Montreal, Quebec
April 30, 2004

Management's Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar's operations. Throughout this MD&A, unless otherwise specified, "Domtar", "we", "us" and "our" refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and "the Corporation" refers to Domtar Inc. and its subsidiaries. Domtar's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with Domtar's unaudited interim consolidated financial statements and notes thereto as well as with Domtar's most recent annual MD&A and audited consolidated financial statements and notes thereto[1].

In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term "tonne" or the symbol "MT" refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term "dollars" and the symbols "$" and "CAN$" refer to Canadian dollars. The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

Forward-looking statements

This MD&A contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar's continuous disclosure filings. Therefore, Domtar's actual results may be materially different from those expressed or implied by such forward-looking statements.

First Quarter 2004 Overview

Despite an improvement in demand and as a result, an increase in shipments, we continued to experience challenging market conditions during the first quarter of 2004 compared to the same period last year. Indeed, the average value of the U.S. dollar declined by 15% quarter-over-quarter and prices further deteriorated to 89% of trend[2] prices in the first quarter compared to 93% in the same period last year. These difficult market conditions led us to undertake a thorough review of the operations within our Canadian Pulp and Paper Manufacturing Group with the goal of enabling them to remain profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. More specifically, we conducted an extensive benchmarking of best practices and reconfigured our Canadian Pulp and Paper Manufacturing Group's activities accordingly. These measures, in conjunction with the reorganization of the operations at our Vancouver paper mill announced in January 2004, are expected to generate annual savings of approximately $50 million once fully implemented.

[1] Our 2003 Annual Report can be found on our website at *www.domtar.com*.
[2] Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

Our Business

Domtar's reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and freight costs. For the first quarter of 2004, our net market pulp position (shipments less purchases) was approximately 200,000 tons.

Our Papers business is our most important segment, representing 58% of our consolidated sales in the first quarter of 2004, or 64% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by

CATEGORY	BUSINESS PAPERS		COMMERCIAL PRINTING AND PUBLICATION PAPERS			TECHNICAL AND SPECIALTY PAPERS
TYPE	UNCOATED FREESHEET				COATED FREESHEET	UNCOATED AND COATED FREESHEET
GRADE	Copy	Premium imaging/ Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
APPLICATION	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
CAPACITY*	As at March 31, 2004:		approximately 2.7 million tons			
	0.9 million tons 33%	0.2 million tons 7%	0.5 million tons 19%	0.4 million tons 15%	0.3 million tons 11%	0.4 million tons 15%

*The allocation of production capacity may vary from period to period in order to take advantage of market conditions. The production capacity reflects the decision we made on December 24, 2003 (announced on January 8, 2004), to close one paper machine at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity.

Buntin Reid in Ontario, two by JBR/La Maison du Papier in Quebec and three by The Paper House in the Atlantic Provinces), while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations, including 17 distribution centers, in the Northeast, Midwest and Mid-Atlantic regions of the United States. Our Paper Merchants business represented 21% of our consolidated sales in the first quarter of 2004, or 15% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills (six in Quebec and five in Ontario) and one remanufacturing facility (in Quebec), with an annual capacity of 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 22 million acres of forestland for which we are responsible in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 9% of our consolidated sales in the first quarter of 2004.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative, while the President and CEO is a Cascades Inc. representative. Norampac's debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac's network of 25 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France) for a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 12% of our consolidated sales in the first quarter of 2004.

Business strategy

Our overall strategic objective is to be a world leader in the paper industry, particularly in uncoated free-sheet. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of ***customers***, providing our ***shareholders*** with attractive returns, and fostering a dynamic and creative environment for our ***employees*** in which shared human values and personal commitment prevail.

Our business strategies are to continue to:

- meet the needs of our customers in order to enhance customer loyalty;
- improve the productivity of our mills and the quality of our products and services;
- broaden our distribution capabilities;
- grow through acquisitions and alliances within our area of expertise;
- maintain strict financial discipline;
- support the personal growth and participation of employees; and
- maintain our good citizenship.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sectors by providing superior returns to our shareholders.

Summary of Financial Results

Financial highlights Three months ended March 31		2004	2003
(In millions of Canadian dollars, unless otherwise noted)			
Sales		1,225	1,388
EBITDA[1]		58	176
Excluding unusual items[2]		66	176
Operating profit (loss)[1]		(33)	78
Excluding unusual items[2]		(25)	78
Net earnings (loss)		(44)	27
Excluding unusual items[2]		(38)	27
Net earnings (loss) per share (in dollars):			
Basic		(0.19)	0.12
Basic, excluding unusual items[2]		(0.16)	0.12
Diluted		(0.19)	0.12
Operating profit (loss), excluding unusual items, per segment[2]:			
Papers		(30)	81
Paper Merchants		6	7
Wood		(13)	(21)
Packaging		11	11
Corporate		1	–
Total		(25)	78
Selling price index[3], before the impact of lumber duties (%)		89	93
Shipments to capacity ratio for papers (%)		98	91
Average exchange rates	CAN	1.318	1.510
	US	0.759	0.662
Total assets (as at March 31, 2004 and as at December 31, 2003)		5,982	5,847
Total long-term debt, including current portion (as at March 31, 2004 and as at December 31, 2003)		2,224	2,059
Dividends per share (in dollars):			
Series A preferred shares		0.56	0.56
Series B preferred shares		0.20	0.20
Common shares		0.06	0.04

1 EBITDA (Earnings before interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to unusual items (impairment losses and write-downs), to the operating profit (see "EBITDA" table). Operating profit is also a non-GAAP measure that is calculated within the body of our financial statements. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we feel it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

2 See "Unusual items affecting results and non-GAAP measures".

3 Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

Unusual items affecting results and non-GAAP measures

Our operating results include unusual items affecting the comparability of our results. To measure our performance and that of our business segments from period to period without variations caused by special or unusual items, we focus on EBITDA excluding unusual items, operating profit excluding unusual items, net earnings excluding unusual items, net earnings per share excluding unusual items and other such measures excluding unusual items. We define unusual items as items such as charges for: impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring and other significant items of an unusual or non-recurring nature.

EBITDA excluding unusual items, operating profit excluding unusual items, net earnings excluding unusual items, net earnings per share excluding unusual items and other such measures excluding unusual items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the unusual factors that adversely or positively affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these unusual items. These measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The following table reconciles our net earnings and net earnings per share, determined in accordance with GAAP, to our net earnings excluding unusual items and net earnings per share excluding unusual items, and reconciles our EBITDA and operating profit to our EBITDA excluding unusual items and operating profit excluding unusual items:

Unusual items — **Q1 2004**

(In millions of Canadian dollars, except per share amounts)	EBITDA	Operating profit (loss)	Net earnings (loss)	Net earnings (loss) per share
As per GAAP[1]	58	(33)	(44)	(0.19)
Unusual items[2]:				
Closure costs provision reversal (i)	(8)	(8)	(5)	(0.02)
Restructuring costs (ii)	16	16	11	0.05
	8	8	6	0.03
Excluding unusual items	66	(25)	(38)	(0.16)

[1] Except for EBITDA and operating profit (loss) which are non-GAAP measures. See note 1, page 6.
[2] No unusual items were recorded in the first quarter of 2003.

(i) In the first quarter of 2004, we sold our St. Catharines, Ontario, paper mill, closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining provision for closure costs, amounting to $8 million ($5 million net of income taxes or $0.02 per common share), was reversed. As at March 31, 2004, the balance of the provision was $1 million for remaining severance and commitments and contingencies related to environmental matters.

(ii) In the first quarter of 2004, we continued the implementation of best practices in our Canadian Pulp and Paper Manufacturing Group. This restructuring plan will impact our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the U.S.) and Windsor mills. In all, 330 employees will be affected by the plan from 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment in other activities; and 6 currently vacant positions that will not be filled. The total severance and termination benefit costs accrued in March 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million ($11 million net of income taxes or $0.05 per common share), which included

$3 million for pension curtailment costs. Further costs related to the plan expected to be incurred from 2004 to 2006 include training costs of $6 million, outplacement costs of $1 million and pension settlements, which are not yet determinable, that will be expensed as incurred. To accomplish this plan, we will be required to invest approximately $14 million in capital expenditures from 2004 to 2006. These measures, once fully implemented and in conjunction with the reorganization of the operations at our Vancouver paper mill announced in January 2004, are expected to generate annual savings of approximately $50 million.

Sales of $1.2 billion

Sales in the first quarter of 2004 totaled $1,225 million, down $163 million or 12% from sales of $1,388 million in the first quarter of 2003. This decrease was mainly attributable to the effect of a 15% decline in the quarter-over-quarter average value of the U.S. dollar when compared to the Canadian dollar on both domestic and export sales (approximate $145 million impact, net of the effect of our hedging program). In addition, our businesses experienced overall lower selling prices in the first quarter of 2004 compared to the same period last year as declines in the selling prices of our papers and packaging products were partially offset by increases in the selling prices of pulp and lumber. The decrease in sales was mitigated by higher overall shipments, despite the closure of one paper machine at our Vancouver mill and a strike at this same facility at the beginning of 2004.

Overall, our U.S. dollar denominated average transaction prices for the first quarter of 2004 were at 89% of trend[1] prices, a significant decrease from the corresponding quarter of 2003 where our transaction prices were at 93% of trend prices. In addition, within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Operating loss of $33 million

Cost of sales decreased by $50 million or 4% in the first quarter of 2004 compared to the first quarter of 2003. This decrease was mainy due to the impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses, lower energy expenses and a $6 million mark-to-market unrealized gain on Norampac's commodity swap contracts not considered as hedges for accounting purposes. These factors were partially offset by higher shipments, higher purchased fiber costs and a $4 million increase in duties on our softwood lumber exports to the U.S. in the first quarter of 2004 compared to the first quarter of 2003.

Sales, general and administrative (SG&A) expenses decreased by $3 million or 4% in the first quarter of 2004 compared to the first quarter of 2003. This decrease was attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs. Partially offsetting this decrease were the inclusion, in the first quarter of 2003, of a $5 million mark-to-market gain on certain foreign exchange contracts not considered as hedges for accounting purposes, as well as higher pension and stock-based compensation expenses in the first quarter of 2004 compared to the first quarter of 2003.

Operating loss in the first quarter of 2004 amounted to $33 million. When excluding unusual items of $8 million pertaining to closure costs and restructuring costs, operating loss amounted to $25 million, a decrease of $103 million from an operating profit of $78 million in the first quarter of 2003. This decrease was largely due to the $79 million negative impact of the weaker U.S. dollar on both domestic and export sales net of U.S. dollar costs and net of the effect of our hedging program. Lower selling prices for our products, except for lumber and pulp, higher purchased fiber costs and higher duties on our softwood lumber exports to the U.S. further contributed to the decrease in operating profit. These factors were partially offset by higher overall shipments for all of our major products except containerboard, lower energy costs and lower amortization expense due to the impairment loss recorded at the end of 2003 on our Lebel-sur-Quevillon pulp mill.

As a result of the above-mentioned factors, EBITDA for the first quarter of 2004 amounted to $58 million (or $66 million when excluding unusual items) compared to $176 million in the first quarter of 2003.

[1] Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

EBITDA	Q1 2004	Q1 2003
(In millions of Canadian dollars)		
Operating profit (loss)	(33)	78
Amortization	91	98
EBITDA	58	176
Unusual items	8	–
EBITDA, excluding unusual items	66	176

Net loss of $44 million

Net loss for the first quarter of 2004 amounted to $44 million ($0.19 per common share). When excluding unusual items, net loss amounted to $38 million ($0.16 per common share) in the first quarter of 2004, down $65 million from net earnings of $27 million ($0.12 per common share) in the first quarter of 2003. The quarter-over-quarter deterioration in net earnings was attributable to the factors mentioned above, partially offset by lower income taxes and lower financing expenses.

Papers

Selected information Three months ended March 31		2004	2003
(In millions of Canadian dollars, unless otherwise noted)			
Sales		710	832
EBITDA		31	159
EBITDA, excluding unusual items		39	159
Operating profit (loss)		(38)	81
Operating profit (loss), excluding unusual items		(30)	81
Shipments:			
Paper (in thousands of ST)		663	627
Pulp (in thousands of ADST)		210	207
Paper shipments product offering (%):			
Copy and offset grades		55	52
Uncoated commercial printing & publication and premium imaging grades		21	21
Coated commercial printing & publication grades		9	12
Technical & specialty grades		15	15
Total		100	100
Benchmark nominal prices[1]:			
Copy 20 lb sheet	(US$/ton)	723	793
Offset 50 lb rolls	(US$/ton)	587	673
Coated publication, no. 3, 60 lb rolls	(US$/ton)	768	810
Pulp NBSK–US market	(US$/ADMT)	600	507
Pulp NBHK–Japan market[2]	(US$/ADMT)	467	432
Selling price index[3]–Papers segment (%)		87	94

[1] Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
[2] Based on Pulp & Paper Week's Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
[3] Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized trend pricing as at November 30, 2003. See "Sensitivity Analysis".

Sales and operating profit

Sales in our Papers business amounted to $710 million in the first quarter of 2004, a decrease of $122 million or 15% in comparison to the first quarter of 2003. This decrease was primarily due to the unfavorable impact of a weaker U.S. dollar on both domestic and export sales and overall lower selling prices as a decrease in the selling price of paper was partially offset by increases in the selling prices of softwood and hardwood pulp. Mitigating this decrease in sales were overall higher shipments for both pulp and paper, despite the closure of one paper machine at our Vancouver mill and a strike at this same mill at the beginning of 2004.

Operating loss in our Papers business totaled $38 million in the first quarter of 2004 (or an operating loss of $30 million when excluding unusual items of $8 million pertaining to closure costs and restructuring costs) compared to an operating profit of $81 million in the first quarter of 2003. This $111 million decrease in operating profit stems primarily from the negative impact of a weaker U.S. dollar, lower selling prices for our papers and higher purchased fiber costs. These factors were partially offset by higher shipments for pulp and paper, higher selling prices for pulp, lower amortization expense resulting from the impairment loss recorded at the end of 2003 at our Lebel-sur Quevillon pulp mill and lower energy costs.

Pricing environment

In our Papers business, our average transaction prices, denominated in U.S. dollars, decreased in the first quarter of 2004 compared to the first quarter of 2003. Within Canada, the decline of the U.S. dollar further negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers), which represented 45% of our paper sales in the first quarter of 2004, decreased by an average of US$82/ton in the first quarter of 2004 compared to the first quarter of 2003. During the first quarter of 2004, price increases of US$60/ton announced for both copy and offset grades were partially implemented, effective March 1, 2004. We announced further price increases of US$40/ton for offset rolls and US$50/ton for copy papers, effective at the beginning of May 2004.

Our Northern Bleached Softwood Kraft (NBSK) and our Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by US$72/tonne and US$6/tonne, respectively, in the first quarter of 2004 compared to the first quarter of 2003. During the first quarter of 2004, two successive US$20/tonne price increases for softwood pulp were implemented, the first, effective February 1, 2004 and the second, effective March 1, 2004. We announced a further US$30/tonne price increase for both softwood and hardwood pulp, effective April 1, 2004.

Operations

Our paper shipments increased by 36,000 tons in the first quarter of 2004 compared to the first quarter of 2003 due to stronger demand. Our paper shipments to capacity ratio stood at 98% for the first quarter of 2004 compared to 91% in the first quarter of 2003.

In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with CEP union members. The mill resumed operations in early February 2004.

Certain collective agreements for the Cornwall, Ottawa-Hull, Espanola, Lebel-sur-Quevillon and Wisconsin mills are due for renewal in the second and third quarters of 2004.

Restructuring plan

In January 2004, we proceeded with our plans to reorganize production activities at our Vancouver paper mill to better meet customer demands and increase the mill's profitability. Accordingly, we shut down one of the mill's two paper machines and restructured the activities of the other to optimize manufacturing of our Domtar Luna coated paper. This process resulted in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the termination of 85 positions. These steps are expected to increase product quality and availability, expand our market share of coated papers, improve the mill's efficiency and better respond to Asian competition.

In the first quarter of 2004, we continued the implementation of best practices at the remaining

operations within our Canadian Pulp and Paper Manufacturing Group with the objective of ensuring that the mills within this Group are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. This restructuring plan will impact our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the United States) and Windsor mills. In all, 330 employees will be affected over the course of 2004 to 2006. In order to accomplish this plan, we are required to invest approximately $14 million in capital expenditures from 2004 to 2006. Once fully implemented, these initiatives, in conjunction with the reorganization of the operations at our Vancouver paper mill, are expected to generate annual savings of approximately $50 million.

In addition, capital investments, such as the roll out of an Enterprise Resource Planning (ERP) system and the implementation of a new paper shipment logistics and transportation management system, are expected to further reduce costs and enhance our competitiveness. We anticipate that these initiatives will further mitigate the impact of rising costs, particularly in the areas of energy and fiber, the latter being affected by the Canada-U.S. softwood lumber dispute.

Paper Merchants

Selected information Three months ended March 31

(In millions of Canadian dollars)	**2004**	2003
Sales	**263**	300
EBITDA	**7**	8
Operating profit	**6**	7

Sales and operating profit

Our Paper Merchants business generated sales of $263 million in the first quarter of 2004, a decrease of $37 million or 12% in comparison to the first quarter of 2003. This decrease was due to the negative impact of a weaker U.S. dollar, partially offset by slightly higher shipments in the first quarter of 2004 compared to the first quarter of 2003.

Operating profit in the first quarter of 2004 totaled $6 million (reflecting an operating margin of 2.3%) compared to $7 million in the first quarter of 2003 (reflecting an operating margin of 2.3%). This decrease in operating profit was attributable to the negative impact of a weaker U.S. dollar.

Wood

Selected information Three months ended March 31		2004	2003
(In millions of Canadian dollars, unless otherwise noted)			
Sales		108	100
EBITDA		(2)	(11)
Operating loss		(13)	(21)
Shipments (millions of FBM)		228	227
Shipments product offering (%):			
Random lengths		34	42
Studs		38	36
Value-added		22	17
Industrial		6	5
Total		100	100
Benchmark nominal prices[1]:			
Lumber G.L. 2x4 R/L no. 1 & no. 2	(US$/MFBM)	433	305
Lumber G.L. 2x4x8 stud	(US$/MFBM)	371	314
Selling price index[2] – Wood segment, before the impact of lumber duties (%)		109	90
Lumber duties (cash deposits)		12	8

[1] Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
[2] Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

Sales and operating profit

Sales for our Wood business amounted to $108 million in the first quarter of 2004, an increase of $8 million compared to the first quarter of 2003. This increase in sales is largely due to a significant increase in the selling price of lumber, partially offset by the negative impact of a weaker U.S. dollar on both domestic and export sales. Overall, on a quarter-over-quarter basis, shipments remained relatively flat. Shipments in the first quarter of 2004 were negatively impacted by cold weather, which resulted in lower productivity, the temporary closure of the White River sawmill, which was down until late February, and labor disruptions at a transportation supplier, while shipments in the first quarter of 2003 had been negatively impacted by temporary mill closures and extended holiday shutdowns.

Operating loss in the first quarter of 2004 amounted to $13 million compared to an operating loss of $21 million in the first quarter of 2003. This $8 million increase in operating profit is largely the result of higher selling prices for lumber, partially offset by the negative impact of a weaker U.S. dollar and higher duties on our softwood lumber exports to the U.S.

Cash deposits of $12 million were made on our softwood lumber exports to the United States during the first quarter of 2004 compared to $8 million in the corresponding period of 2003. Since May 22, 2002, cash deposits of $88 million for countervailing and antidumping duties have been made and expensed by Domtar.

Pricing environment

Our transaction prices for Great Lakes 2x4 studs and random lengths increased by US$56/MFBM and US$126/MFBM, respectively, in the first quarter of 2004 compared to the first quarter of 2003. However, the decline in the U.S. dollar negatively impacted our Canadian dollar denominated prices, given that these are derived from U.S. dollar denominated prices.

Operations
Our first quarter 2003 operations were negatively impacted by temporary mill closures. Our Ste-Marie sawmill was closed in 2002 due to the Canada-U.S. softwood lumber dispute and only reopened at the end of May 2003 and our Grand-Remous sawmill ceased operations in 2002 due to a dispute between the Barriere Lake First Nation and the governments of Quebec and Canada and only reopened at the end of April 2003. Furthermore, holiday shutdowns were extended for an additional two weeks at our Lebel-sur-Quevillon, Matagami and Malartic sawmills, as well as at our Ontario sawmills in order to avoid inventory buildups in a declining product pricing environment.

Our first quarter 2004 operations were also negatively impacted by temporary mill closures. Production at our White River sawmill was halted in mid-2003 due to difficult market conditions and overcapacity within the North American market and the Canada-U.S. softwood lumber dispute and only reopened in late February 2004.

In the first quarter of 2004, we announced a reduction in the operations of our Chapleau sawmill to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. This decision is expected to impact approximately 64 employees for an undetermined period of time.

During the first quarter of 2004, we formed a 50-50 joint venture with Gogama Forest Products Ltd. that created a fully integrated sawmill, kiln and planer operation in Northern Ontario that will produce approximately 60 million board feet per year of lumber previously dried and dressed at our Sault Ste. Marie planer facility.

We continued to pursue sawmill modernization projects aimed at improving profitability in our Wood business. In the first quarter of 2004, the Matagami, Elk Lake, Timmins, Nairn Centre and Malartic sawmills achieved productivity improvement gains in comparison to the first quarter of 2003. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic alternatives.

Packaging

Selected information Three months ended March 31		**2004**	2003
(In millions of Canadian dollars, unless otherwise noted)			
Sales		**144**	156
EBITDA		**19**	19
Operating profit		**11**	11
Shipments[1]:			
Containerboard (in thousands of ST)		**77**	83
Corrugated containers (millions of square feet)		**1,630**	1,550
Benchmark nominal prices[2]:			
Unbleached kraft linerboard, 42 lb East	(US$/ton)	**412**	428
Selling price index[3] – Packaging segment		**90**	92

[1] Represents 50% of Norampac's trade shipments.
[2] Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
[3] Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

Sales and operating profit

Our 50% share of Norampac's sales amounted to $144 million in the first quarter of 2004, a decrease of $12 million or 8% over the first quarter of 2003. This decrease was mainly due to the negative impact of a weaker U.S. dollar, which resulted in lower average net selling prices for both containerboard and corrugated products and lower shipments for containerboard.

Our 50% share of Norampac's operating profit amounted to $11 million in the first quarter of 2004, essentially flat when compared to the same period last year. The negative impact of a weaker U.S. dollar on selling prices and lower shipments for containerboard were offset by the positive impact of a weaker U.S. dollar on U.S. dollar denominated costs, the inclusion of a $6 million mark-to-market unrealized gain on commodity swap contracts not considered as hedges for accounting purposes in the first quarter of 2004, lower energy costs and other cost savings.

Pricing environment

Norampac's average Canadian dollar net selling prices for containerboard products decreased by 14% in the first quarter of 2004 compared to the first quarter of 2003. This decrease is primarily due to the impact of the weaker U.S. dollar on Norampac's net selling prices. During the first quarter of 2004, a US$50/ton price increase for containerboard became effective February 23, 2004.

Norampac's average Canadian dollar net selling prices for corrugated boxes in the first quarter of 2004 decreased by 7% compared to the first quarter of 2003. During the first quarter of 2004, an 8.5% price increase for corrugated boxes became effective March 23, 2004.

Operations

During the first quarter of 2004, Norampac's North American containerboard mill capacity utilization rate was approximately 93%, up from 92% in the first quarter of 2003. In addition, Norampac's North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 64% in the first quarter of 2004, up from 58% in the first quarter of 2003.

Financing Expenses and Income Taxes

Financing expenses

In the first quarter of 2004, financing expenses amounted to $39 million compared to $41 million in the first quarter of 2003. This decrease reflects the impact of lower interest rates, a weaker U.S. dollar on our U.S. dollar interest expense and lower debt levels on a quarter-over-quarter basis.

Income taxes

Our income tax recovery in the first quarter of 2004 was $27 million, reflecting an effective income tax rate of 38%, compared to an income tax expense of $11 million in the first quarter of 2003, reflecting an effective income tax rate of 29%. The variation in the effective tax rate in the first quarter of 2004 over the first quarter of 2003 results mainly from the mix and level of earnings between our different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.

Balance Sheet

Our total consolidated assets were $5,982 million as at March 31, 2004 compared to $5,847 million as at December 31, 2003. Receivables amounted to $291 million as at March 31, 2004, an increase of $94 million when compared to $197 million as at December 31, 2003. This increase mainly reflects higher sales in the month of March 2004 compared to the month of December 2003 due to demand and seasonality, as well as the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated receivables. Total inventories as at March 31, 2004 were $685 million, an increase of $15 million when compared to $670 million as at December 31, 2003. This increase mainly reflects the cyclical nature of our forest operations (round wood and chips in anticipation of the spring season), as well as the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated inventories, partially offset by the impact of inventory reduction programs. Property, plant and equipment as at March 31, 2004 totaled $4,512 million compared to $4,532 million as at December 31, 2003. This $20 million decrease was mainly due to a lower level of capital expenditures compared to amortization expense, partially offset by the effect of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. mill assets. Other assets stood at $226 million as at March 31, 2004 compared to $212 million as at December 31, 2003. This $14 million increase was mainly due to Norampac's mark-to-market unrealized gain on commodity swap contracts (long-term receivable) in the first quarter of 2004 and an increase in the funding of our pension assets as compared to pension expense.

Trade and other payables were $681 million as at March 31, 2004 compared to $652 million as at December 31, 2003, reflecting an increase of $29 million. This increase was mainly attributable to an increase in interest payable due to the timing of interest payment deadlines on our debentures. Long-term debt (including the portion due within one year) was $2,224 million as at March 31, 2004, an increase of $165 million compared to $2,059 million as at December 31, 2003, mainly attributable to an increase in our borrowings under our revolving credit facility. The negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt further explains this increase in our long-term debt. Accumulated foreign currency translation adjustments were negative $135 million as at March 31, 2004, compared to negative $145 million as at December 31, 2003. This variation mainly reflected the net impact of a stronger U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $28 million, net of the impact of a stronger U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $22 million, and its corresponding income tax effect of $4 million.

Liquidity and Capital Resources

Selected information Three months ended March 31	2004	2003
(In millions of Canadian dollars, unless otherwise noted)		
Cash flows provided from operating activities before changes in working capital and other items	17	133
Changes in working capital and other items	(86)	(157)
Cash flows used for operating activities	(69)	(24)
Net additions to property, plant and equipment	(41)	(41)
Free cash flow[1]	(110)	(65)
	Mar. 31 2004	Dec. 31 2003
Net debt-to-total capitalization ratio[2] (%)	51	48

[1] Free cash flow is a non-GAAP measure that we define as the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. We use free cash flow in evaluating our ability and that of our business segments to service our debt and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2] Net debt-to-total capitalization ratio is a non-GAAP measure and is calculated as follows:

	As at March 31, 2004
Bank indebtedness	22
Long-term debt (including portion due within one year)	2,224
Cash and cash equivalents	(71)
Net debt	2,175
Shareholders' equity	2,127
Total capitalization	4,302
Net debt-to-total capitalization	51%

We track this ratio on a regular basis in order to assess our debt position. We therefore feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent upon our credit ratings.

Operating activities

Cash flows used for operating activities in the first quarter of 2004 amounted to $69 million compared to $24 million in the first quarter of 2003. This decrease is primarily due to a significant decrease in EBITDA reflecting the negative impact of a weaker U.S. dollar, lower overall selling prices and higher purchased fiber costs, partially offset by higher shipments. The first quarter of the year is also typically impacted by seasonally high requirements for working capital. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials, and other expenses such as property taxes.

In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts, which were initially designated as a hedge of the fair value of the 5.375% notes due November 2013, for net cash proceeds of $20 million (US$15 million). The gain of $17 million recorded under "Other liabilities and deferred credits" will be amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

We sell a portion of our Canadian and American receivables through securitization programs. We use securitization of our receivables as a source of financing by reducing our working capital requirements. As at March 31, 2004, the value of securitized receivables amounted to $243 million compared to $227 million as at December 31, 2003. We expect to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital

and our bank debt requirements would increase. Such sales of receivables are contingent upon the Corporation retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase our working capital and our bank debt requirements.

Investing activities

Cash flows used for investing activities reflected net additions to property, plant and equipment, which amounted to $41 million in the first quarter of 2004, stable when compared to $41 million in the first quarter of 2003. We intend to limit our annual capital expenditures to well below 75% of amortization, or $290 million in 2004, including approximately $120 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for the first quarter of 2004 totaled negative $110 million compared to negative $65 million in the first quarter of 2003. This decrease in free cash flow on a quarter-over-quarter basis is attributable to reduced operating cash flow.

Financing activities

Cash flows provided from financing activities totaled $133 million in the first quarter of 2004 compared to $80 million in the first quarter of 2003. The increase in cash flows provided from financing activities was due to increased borrowings under our revolving credit facility in the first quarter of 2004 compared to the first quarter of 2003.

As at March 31, 2004, our net debt-to-total capitalization ratio stood at 51% compared to 48% as at December 31, 2003. Net indebtedness, including $188 million representing our 50% share of the net indebtedness of Norampac, was $2,175 million as at March 31, 2004. This compares to $2,030 million as at December 31, 2003, including $180 million for our 50% share of the net indebtedness of Norampac. The $145 million increase in net indebtedness was largely due to increased borrowings under our revolving credit facilities and the negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt.

As at March 31, 2004, the balance of the US$1 billion bank term loan initially entered into to finance our 2001 acquisition of four U.S. mills was US$75 million ($98 million) compared to US$76 million ($99 million) as at December 31, 2003. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at March 31, 2004, of the US$500 million revolving credit facility, US$130 million ($170 million) was drawn, US$8 million ($11 million) of letters of credit were outstanding and US$1 million ($1 million) was drawn in the form of overdraft and included in "Bank indebtedness", resulting in US$361 million ($473 million) of availability under this facility. No provision was recorded relating to outstanding letters of credit. As at December 31, 2003, US$23 million ($30 million) was drawn, US$8 million ($10 million) of letters of credit were outstanding and US$5 million ($7 million) was drawn in the form of overdraft and included in "Bank indebtedness". Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

In addition, as at March 31, 2004, a separate €5 million ($8 million) letter of credit was outstanding. No provision was recorded relating to this outstanding letter of credit.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new long-term debt we may incur.

In the first quarter of 2004, common shares amounting to $7 million were issued pursuant to our stock option and share purchase plans versus $4 million for the first quarter of 2003. We did not purchase for cancellation any of our common shares in either of the quarters ended March 31, 2004 or March 31, 2003.

As at April 29, 2004, we had 229,682,828 common shares, 69,576 Series A Preferred Shares and 1,550,000 Series B Preferred Shares, which were issued and outstanding.

As at April 29, 2004, we had 5,800,542 common shares purchase options issued and outstanding under the Executive stock option and Share purchase plan.

Off Balance Sheet Arrangements

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on page 56 of our 2003 Annual Report[1] and have not changed materially since December 31, 2003.

Guarantees

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition in 1998, the sales of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on pages 56 and 57 of our 2003 Annual Report[1] and have not changed materially since December 31, 2003.

Contractual Obligations and Commercial Commitments

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2003 can be found on page 57 of our 2003 Annual Report[1] and have not materially changed since December 31, 2003.

For the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1] Our 2003 Annual Report can be found on our website at *www.domtar.com*.

Selected Quarterly Financial Information

Selected quarterly financial information for the nine most recently completed quarters ending March 31, 2004 is disclosed below:

Selected quarterly financial information	1st	2nd	3rd	4th	2002 Year	1st	2nd	3rd	4th	2003 Year	**2004 1st**
(In millions of Canadian dollars, unless otherwise noted)											
Sales	1,421	1,485	1,499	1,454	5,859	1,388	1,336	1,266	1,177	5,167	**1,225**
EBITDA	142	217	233	217	809	176	152	131	57	516	**58**
Excluding unusual items	173	217	233	222	845	176	152	126	65	519	**66**
Operating profit (loss)	32	118	136	98	384	78	56	36	(262)	(92)	**(33)**
Excluding unusual items	77	118	136	116	447	78	56	31	(30)	135	**(25)**
Net earnings (loss)	(11)	55	59	38	141	27	8	3	(228)	(190)	**(44)**
Excluding unusual items	19	55	59	50	183	27	15	–	(37)	5	**(38)**
Net earnings (loss) per share (in dollars):											
Basic	(0.05)	0.24	0.26	0.17	0.62	0.12	0.03	0.01	(1.00)	(0.84)	**(0.19)**
Basic, excluding unusual items	0.08	0.24	0.26	0.22	0.80	0.12	0.06	0.00	(0.16)	0.02	**(0.16)**
Diluted	(0.05)	0.24	0.26	0.17	0.61	0.12	0.03	0.01	(1.00)	(0.84)	**(0.19)**
Selling price index (%)	90	92	93	92	92	93	95	91	90	92	**89**
Shipments to capacity ratio for papers (%)	94	93	98	94	95	91	92	92	88	91	**98**
Average exchange rates											
CAN	1.594	1.554	1.563	1.569	1.570	1.510	1.398	1.380	1.316	1.401	**1.318**
US	0.627	0.644	0.640	0.637	0.637	0.662	0.715	0.725	0.760	0.714	**0.759**

Sales and operating profit have experienced a steady decline since the beginning of 2003. This is mainly in line with the steady weakening of the U.S. dollar and continued low selling prices, as evidenced by our selling price index. In addition, low shipments further impacted our results. Our quality and profitability improvement programs initiated in 2002 contributed to the positive results in that year, but were hampered by difficult market conditions in 2003. These programs, when excluding the impact of lower volumes, did enable us to more than offset the impact of inflation on salaries and benefits. We plan to strengthen these programs so as to reduce our costs further.

The first quarter of 2004 showed the first signs of recovery in terms of demand as our shipments to capacity ratio for papers climbed to 98% from an 88% low in the fourth quarter of 2003. Our results in the first quarter of 2004 remained in line with our performance in the fourth quarter of 2003. This is mainly attributable to higher shipments and sustained efforts to reduce costs being offset by lower selling prices.

In addition, in light of the continued weakness in the U.S. dollar and the low pricing environment, we continued the restructuring of our Canadian Pulp and Paper Manufacturing Group's operations to ensure that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. We anticipate that this initiative, in conjunction with the Vancouver reorganization, will generate approximately $50 million once fully implemented. This initiative is an important contribution to our efforts to improve

our profitability by $200 million in order to reach our goal of providing shareholders with a 15% return on equity over a business cycle. The remaining $150 million is expected to be achieved in 2004 and 2005, arising from our quality and profitability improvement programs, including the benefits resulting from the roll out of an ERP system, the implementation of a new paper shipment logistics and transportation management system and Kaïzen continuous improvement workshops.

Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

Accounting Changes

Generally Accepted Accounting Principles and financial statement presentation
On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants' (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles" recommendations and 1400 "General Standards of Financial Statement Presentation" recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

In accordance with the transitional provisions of the new accounting recommendations, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from "Sales" to "Cost of sales". For the three months ended March 31, 2004, delivery costs amounted to $84 million (2003 – $84 million) and countervailing and antidumping duties amounted to $12 million (2003 – $8 million).

The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Hedging relationships
On January 1, 2004, Domtar adopted the new CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships". This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options, pulp swaps and energy swaps.

For some of their commodity swaps, Norampac (a 50-50 joint venture with Cascades Inc.) does not meet the criteria for hedge effectiveness. As a result, Norampac has to account for these contracts at their fair market value. The fair market value of these contracts is re-evaluated each quarter and recorded as an unrealized gain or loss in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, Norampac believes, from an operational view, that these contracts are effective in minimizing its risk. For the three months ended March 31, 2004, an unrealized gain of $6 million is included in Cost of sales representing the Corporation's proportionate share of Norampac's unrealized gain on commodity swaps.

Asset retirement obligations
On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 "Asset Retirement Obligations", which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life.

The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 "Accounting for Asset Retirement Obligations", which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of SFAS 143 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. Taking into consideration the existing assets and liabilities for these items, the impact of the implementation of SFAS 143 was not considered significant at January 1, 2003. No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. As at March 31, 2004, the adoption of Section 3110 has increased the loss by $0.6 million (2003 – nil), decreased the opening retained earnings by $4.0 million (2003 – nil), decreased assets by $0.3 million (December 31, 2003 – $8.4 million) and increased liabilities by $0.3 million (December 31, 2003 – decreased liabilities by $4.4 million).

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, and income taxes based upon currently available information. Actual results could differ from those estimates.

These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2003 as well as the effect of changes to these estimates can be found on pages 63 to 68 of our 2003 Annual Report[1] and have not materially changed since December 31, 2003.

Risks and Uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and sometimes, net losses. See "Sensitivity Analysis".

Operational risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the

[1] Our 2003 Annual Report can be found on our website at *www.domtar.com*.

Canadian dollar and the U.S. dollar, as was the case in 2003 and in the first quarter of 2004. Any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually. This amount is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Environment

We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with authorization requirements of the appropriate governmental authorities who exercise considerable discretion for authorization issuances and their timing. Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

We had a provision of $62 million for environmental matters as at March 31, 2004. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

In addition, the pulp and paper industry in the United States is subject to Cluster Rules that further regulate effluent and air emissions. We comply with all present regulations.

Lumber export duties

Our Wood sales represented 9% of our consolidated sales in the first quarter of 2004 and we exported approximately 60% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

Legal proceedings

In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at March 31, 2004 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau (the "Bureau") began an investigation of Canada's

major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	Approximate annual impact on[1,2]		
	Operating profit	Net earnings	Earnings per share
(In millions of Canadian dollars, except per share amounts)			
Each US$10/unit change in the selling price of the following products[3]:			
Papers			
Copy and offset grades	19	13	0.05
Uncoated commercial printing & publication and premium imaging grades	8	5	0.02
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	5	3	0.02
Pulp – net position	9	6	0.03
Wood			
Lumber	13	8	0.04
Packaging			
Containerboard	4	3	0.01
Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)			
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10[5]	6	0.03
Interest rate			
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02
Energy[4]			
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	3	2	0.01

[1] Based on budgeted exchange rate of 1.333.
[2] Based on a marginal tax rate of 35%.
[3] Based on budgeted 2004 capacity (in tons, tonnes or MFBM).
[4] Based on budgeted 2004 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.
[5] In addition, significant fluctuations in the value of the U.S. currency will also have an impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices.

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions.

Benchmark nominal prices[1]		1995	1996	1997	1998	1999	2000	2001	2002	2003	Q1 2003	**Q1 2004**	Trend[2]
Papers													
Copy 20 lb sheets	(US$/ton)	1,123	848	769	780	778	877	815	776	768	793	**723**	824
Offset 50 lb rolls	(US$/ton)	983	736	756	666	659	757	719	692	628	673	**587**	735
Coated publication, no. 3, 60 lb rolls	(US$/ton)	1,200	943	941	909	851	948	853	767	804	810	**768**	931
Pulp NBSK	(US$/ADMT)	874	586	588	544	541	685	558	491	553	507	**600**	596
Wood													
Lumber 2x4x8	(US$/MFBM)	335	403	383	376	390	316	345	334	327	314	**368**	342
Packaging													
Unbleached kraft linerboard, 42 lb East	(US$/ton)	511	371	336	373	400	468	445	427	421	428	**412**	421
Selling price index[3] before acquisition of four US mills		120%	100%	99%	94%	93%	102%						
Selling price index[3] before impact of lumber duties								97%	92%	92%	93%	**89%**	100%
Average exchange rates													
	CAN	1.372	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.510	**1.318**	
	US	0.729	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.662	**0.759**	

[1] Source: Pulp & Paper Week and Random Lengths.
[2] Source: Consensus of analysts of normalized pricing as at November 30, 2003.
[3] Selling price index is derived using transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing.

Outlook

The U.S. economy is showing encouraging signs of recovery and is having a positive impact on many of our markets. Although we continued to face factors beyond our control during the first quarter of 2004, such as a weak US dollar affecting our Canadian operations and cycle-low pricing, we experienced an improvement in demand for our products at the end of the quarter. Indeed, order books are currently strong and, as such, price increases for uncoated freesheet, softwood and hardwood pulp, as well as linerboard have been announced.

We will, nonetheless, continue to take actions to improve our profitability by $200 million in order to reach our goal of providing our shareholders with a return on equity of 15% over a business cycle. In addition to the anticipated $50 million savings associated with the restructuring of activities at our Canadian paper manufacturing facilities, the remaining expected savings of $150 million should be achieved in 2004 and 2005, and they are expected to come from our quality and profitability improvement programs, including the benefits resulting from initiatives such as the roll out of an ERP system, the implementation of a new paper shipment logistics and transportation management system and Kaïzen continuous improvement workshops. We expect our customer focus and quality and profitability improvement programs to allow us to take full advantage of improvements in the economy and to deliver superior returns to our shareholders.

Certifications

We have complied with the *Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings"* issued by the Canadian Securities Administrators and have filed form 52-109FT2 "Certification of Interim Filings during Transition Period" with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.

Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Consolidated earnings Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	$	$
Sales (Note 2)	935	**1,225**	1,388
Operating expenses			
Cost of sales (Note 2)	827	**1,084**	1,134
Selling, general and administrative	57	**75**	78
Amortization	70	**91**	98
Closure and restructuring costs (Note 4)	6	**8**	–
	960	**1,258**	1,310
Operating profit (loss)	(25)	**(33)**	78
Financing expenses	30	**39**	41
Amortization of deferred gain	(1)	**(1)**	(1)
Earnings (loss) before income taxes	(54)	**(71)**	38
Income tax expense (recovery)	(20)	**(27)**	11
Net earnings (loss)	(34)	**(44)**	27
Per common share (in dollars) (Note 5)			
Net earnings (loss)			
Basic	(0.14)	**(0.19)**	0.12
Diluted	(0.14)	**(0.19)**	0.12
Weighted average number of common shares outstanding (millions)			
Basic	228.2	**228.2**	226.9
Diluted	228.2	**228.2**	228.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets	March 31 2004	March 31 **2004**	December 31 2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$ Restated (Note 2)
Assets			
Current assets			
Cash and cash equivalents	54	**71**	48
Receivables	222	**291**	197
Inventories	523	**685**	670
Prepaid expenses	26	**34**	22
Income taxes receivable	20	**27**	29
Future income taxes	45	**59**	60
	890	**1,167**	1,026
Property, plant and equipment	3,443	**4,512**	4,532
Goodwill	59	**77**	77
Other assets	173	**226**	212
	4,565	**5,982**	5,847
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	17	**22**	19
Trade and other payables	520	**681**	652
Income and other taxes payable	27	**36**	28
Long-term debt due within one year	4	**6**	5
	568	**745**	704
Long-term debt	1,693	**2,218**	2,054
Future income taxes	406	**532**	562
Other liabilities and deferred credits	275	**360**	360
Shareholders' equity			
Preferred shares	31	**41**	42
Common shares	1,345	**1,763**	1,756
Contributed surplus	6	**7**	6
Retained earnings	344	**451**	508
Accumulated foreign currency translation adjustments (Note 7)	(103)	**(135)**	(145)
	1,623	**2,127**	2,167
	4,565	**5,982**	5,847

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flows Three months ended March 31	2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	$	$
Operating activities			
Net earnings (loss)	(34)	(44)	27
Non-cash items:			
Amortization	70	91	98
Future income taxes	(23)	(30)	6
Amortization of deferred gain	(1)	(1)	(1)
Closure and restructuring costs (Note 4)	6	8	–
Other	(5)	(7)	3
	13	17	133
Changes in working capital and other items			
Receivables	(74)	(97)	(44)
Inventories	(14)	(18)	(40)
Prepaid expenses	(11)	(14)	(9)
Trade and other payables	15	20	(53)
Income and other taxes	7	9	(1)
Early settlement of interest rate swaps (Note 6)	15	20	–
Other	(4)	(6)	(7)
Payments of closure costs, net of proceeds on disposition	–	–	(3)
	(66)	(86)	(157)
Cash flows used for operating activities	(53)	(69)	(24)
Investing activities			
Net additions to property, plant and equipment	(31)	(41)	(41)
Cash flows used for investing activities	(31)	(41)	(41)
Financing activities			
Dividend payments	(11)	(14)	(9)
Change in bank indebtedness	3	4	7
Change in revolving bank credit, net of expenses	107	140	96
Issuance of long-term debt, net of expenses	1	1	–
Repayment of long-term debt	(3)	(4)	(17)
Common shares issued, net of expenses	5	7	4
Redemptions of preferred shares	(1)	(1)	(1)
Cash flows provided from financing activities	101	133	80
Net increase in cash and cash equivalents	17	23	15
Translation adjustments related to cash and cash equivalents	–	–	(3)
Cash and cash equivalents at beginning of period	37	48	38
Cash and cash equivalents at end of period	54	71	50

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated retained earnings Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)	2004	**2004**	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$
Retained earnings at beginning of period – as reported	391	**512**	753
Cumulative effect of changes in accounting policies (Note 2)	(3)	**(4)**	–
Retained earnings at beginning of period – as restated	388	**508**	753
Net earnings (loss)	(34)	**(44)**	27
Dividends on common shares	(10)	**(13)**	(9)
Retained earnings at end of period	344	**451**	771

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Three months ended March 31, 2004 (In millions of Canadian dollars, unless otherwise noted)

Note 1.
Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at March 31, 2004 and December 31, 2003, as well as its results of operations and its cash flows for the three months ended March 31, 2004 and 2003.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2.
Accounting changes

Generally Accepted Accounting Principles and financial statement presentation

On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants' (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles" recommendations and 1400 "General Standards of Financial Statement Presentation" recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

In accordance with the transitional provisions of the new accounting recommendations, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from "Sales" to "Cost of sales". For the three months ended March 31, 2004, delivery costs amounted to $84 million (2003 – $84 million) and countervailing and antidumping duties amounted to $12 million (2003 – $8 million).

The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Hedging relationships

On January 1, 2004, Domtar adopted the new CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships". This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options, pulp swaps and energy swaps.

For some of their commodity swaps, Norampac (a 50-50 joint venture with Cascades Inc.) does not meet the criteria for hedge effectiveness. As a result, Norampac has to account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and an unrealized gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, Norampac believes, from an operational view, that these contracts are effective in minimizing its risk. For the three months ended March 31, 2004, an unrealized gain of $6 million is included in Cost of sales representing the Corporation's proportionate share of Norampac's unrealized gain on commodity swaps.

Asset retirement obligations

On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 "Asset Retirement Obligations", which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 "Accounting for Asset Retirement Obligations", which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of SFAS 143 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. Taking into consideration the existing assets and liabilities for these items, the impact of the implementation of SFAS 143 was not considered significant at January 1, 2003. No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. As at March 31, 2004, the adoption of Section 3110 has increased the loss by $0.6 million (2003 – nil), decreased the opening retained earnings by $4.0 million (2003 – nil), decreased assets by $0.3 million (December 31, 2003 – $8.4 million) and increased liabilities by $0.3 million (December 31, 2003 – decreased liabilities by $4.4 million).

Note 3.
United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2004 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2004 month-end rate of CAN$1.00 = US$0.7631. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4.
Closure and restructuring costs

Closure costs

On March 31, 2004, Domtar sold the St. Catharine's, Ontario, paper mill, which was closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million that represents remaining severance and commitments and contingencies related to environmental matters.

Workforce reduction and restructuring costs

In March 2004, Domtar's management committed to a workforce reduction and restructuring plan in the Canadian Pulp and Paper Manufacturing Group. The plan affects Domtar's Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills. In all, 330 employees will be affected by this plan over 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment to other activities; and 6 currently vacant positions that will not be filled. The total severance and termination benefit costs accrued in March 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million, which included $3 million for pension curtailment costs. Further costs related to the plan expected to be incurred over 2004 to 2006 include training costs of $6 million, outplacement costs of $1 million and pension settlements, which are not yet determinable, that will be expensed as incurred. To accomplish this plan, Domtar will be required to invest approximately $14 million in capital expenditures over 2004 to 2006.

The following table provides a reconciliation of all closure cost provisions for the period ended March 31, 2004:

	Restructuring costs Canadian Pulp and Paper Manufacturing Group*	Closure costs St. Catharines	Total
	$	$	$
Balance at beginning of period	5	8	13
Severance payments	(2)	–	(2)
Reversal of provision	–	(8)	(8)
Proceed on disposition	–	1	1
Additions			
Labor costs	16	–	16
Balance at end of period	**19**	**1**	**20**

* The balance at the beginning of the period represents the provision related to the permanent shutdown of one paper machine at the Vancouver, British Columbia, paper mill recorded in December 2003.

Note 5.
Earnings (loss) per share

The basic net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the period.

The diluted net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents such as options and share purchase loans. The diluted net earnings (loss) per share is calculated using the treasury method, as if all common share equivalents had been exercised at the beginning of the period, or the date of the issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of Domtar at the average trading price of the common shares during the period. Stock options to purchase common shares are not included in the computation of diluted net earnings (loss) per share in periods when net losses are recorded given that they are anti-dilutive.

The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	2004	**2004**	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$
Net earnings (loss)	(34)	**(44)**	27
Dividend requirements of preferred shares	–	–	–
Net earnings (loss) applicable to common shares	(34)	**(44)**	27
Weighted average number of common shares outstanding (millions)	228.2	**228.2**	226.9
Effect of dilutive stock options (millions)	–	–	2.0
Weighted average number of diluted common shares outstanding (millions)	228.2	**228.2**	228.9
Basic earnings (loss) per share (in dollars)	(0.14)	**(0.19)**	0.12
Diluted earnings (loss) per share (in dollars)	(0.14)	**(0.19)**	0.12

Note 6.
Interest rate risks

In 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The gain of $17 million recorded under "Other liabilities and deferred credits" will be amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

Note 7. Accumulated foreign currency translation adjustments

	March 31 2004	March 31 2004	December 31 2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	$	$
Balance at beginning of period	(110)	**(145)**	2
Effect of changes in exchange rates during the period:			
On net investment in self-sustaining foreign subsidiaries	21	**28**	(391)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	(17)	**(22)**	282
Future income taxes thereon	3	**4**	(38)
Balance at end of period	(103)	**(135)**	(145)

Note 8. Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

- **Papers** – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.
- **Paper Merchants** – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.
- **Wood** – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.
- **Packaging** – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

Segmented data	2004	**2004**	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$
Sales			
Papers	601	**788**	917
Paper Merchants	201	**263**	300
Wood	109	**143**	127
Packaging	112	**146**	158
Total for reportable segments	1,023	**1,340**	1,502
Intersegment sales – Papers	(60)	**(78)**	(85)
Intersegment sales – Wood	(27)	**(35)**	(27)
Intersegment sales – Packaging	(1)	**(2)**	(2)
Consolidated sales	935	**1,225**	1,388
Operating profit (loss)			
Papers [(a)]	(29)	**(38)**	81
Paper Merchants	5	**6**	7
Wood	(10)	**(13)**	(21)
Packaging [(b)]	8	**11**	11
Total for reportable segments	(26)	**(34)**	78
Corporate	1	**1**	–
Consolidated operating profit (loss)	(25)	**(33)**	78

(a) The operating loss for the three months ended March 31, 2004, reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario, paper mill in the amount of $8 million and reflects a $16 million provision for workforce reduction and restructuring costs.

(b) The operating profit for the three months ended March 31, 2004 include an unrealized gain of $6 million ($4 million net of income taxes or $0.02 per common share) representing the Corporation's proportionate share of Norampac's unrealized gain on the marked to market of some of their commodity swaps.

Note 9.
Subsequent event

On April 2, 2004, Norampac acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut. The Corporation's proportionate share of the consideration is approximately $7 million (US$5 million) excluding fees related to the transaction. Norampac has not yet finalized the total aggregate purchase price of the acquisition.

Note 10.
Comparative figures

To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.


ARCTIC OCEAN
GREENLAND
(Danish province)
Beaufort Sea
Queen Elizabeth Islands
Baffin Bay
Davis Strait
Baffin Island
ALASKA (U.S.A.)
Banks Island
Victoria Island
Gulf of Alaska
YUKON
NORTHWEST TERRITORIES
NUNAVUT
Hudson Strait
Quebec City
Val-d'Or
Windsor
Terrebonne
Montreal
Ottawa
Ottawa-Hull
Cornwall
CANADA
Hudson Bay
ALBERTA
BRITISH COLUMBIA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
NEWFOUNDLAND AND LABRADOR
PACIFIC OCEAN
WASHINGTON
OREGON
MONTANA
NORTH DAKOTA
MINNESOTA
WISCONSIN
MICHIGAN
NEW YORK
MAINE
IDAHO
WYOMING
SOUTH DAKOTA
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
KENTUCKY
VIRGINIA
NORTH CAROLINA
TENNESSEE
SOUTH CAROLINA
CALIFORNIA
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
ALABAMA
GEORGIA
LOUISIANA
TEXAS
FLORIDA
UNITED STATES OF AMERICA
ATLANTIC OCEAN
Gulf of Mexico
MEXICO
Tropic of Cancer
0 500 1000
kilometers

A. Our Facilities

HEAD OFFICE

- Domtar House

CONVERTING CENTERS

- Ottawa
- Terrebonne

PULP AND PAPER MILLS

- Ashdown
- Cornwall
- Espanola
- Lebel-sur-Quevillon
- Nekoosa
- Ottawa-Hull
- Port Edwards
- Port Huron
- Vancouver
- Windsor
- Woodland

SALES OFFICES

- Atlanta
- Chicago
- Dallas
- Los Angeles
- Montreal
- New York
- Ottawa
- Port Huron
- Toronto
- Vancouver

DOMTAR OWNED PAPER MERCHANTS

- Albany
- Baltimore
- Boston
- Cincinnati
- Cleveland
- Columbus
- Dallas
- Dartmouth
- Dayton
- Fort Wayne
- Harrisburg
- Hartford
- Indianapolis
- Lancaster
- London
- Mansfield
- Montreal
- New York
- Ottawa
- Philadelphia
- Quebec City
- Saint John
- South Bend
- St. John's
- Toronto
- Washington, DC

In addition to the Domtar owned Paper Merchants, some 150 independant paper merchants, in more than 350 locations throughout North America, carry Domtar papers.


Southampton Island
Hudson Strait
Ungava Peninsula
LABRADOR SEA
Hudson Bay
Labrador City
James Bay
QUEBEC
Sept-Îles
ONTARIO
PRINCE EDWARD ISLAND
NEW BRUNSWICK
Matagami
Lebel-sur-Quevillon
Sullivan
Val-d'Or
Lake Nipigon
Timmins
White River
Malartic
Quebec City
Ste-Marie
Saint John
Thunder Bay
Chapleau
Elk Lake
Grand-Remous
MAINE
NOVA SCOTIA
Lake Superior
Montreal
Nairn Centre
Sault Ste. Marie
Ottawa
VERMONT
NEW HAMPSHIRE
Lake Huron
MICHIGAN
Saint Paul
WISCONSIN
Toronto
Lake Ontario
NEW YORK
Boston
MASSACHUSETTS
Minneapolis
Lake Michigan
Buffalo
Hudson
CONNECTICUT
RHODE ISLAND
0
250
500
kilometers
Mississippi
Detroit
New York
Lake Erie
PENNSYLVANIA
Chicago
Cleveland
Philadelphia
IOWA
Pittsburgh
NEW JERSEY
OHIO
Baltimore

B.
Domtar's Sawmills and Forest Operations

FORESTS

Forests managed by Domtar

WOOD

1. Chapleau
2. Elk Lake
3. Grand-Remous
4. Lebel-sur-Quevillon
5. Malartic
6. Matagami
7. Nairn Centre
8. Ste-Marie
9. Sullivan
10. Timmins
11. Val-d'Or
12. White River

FOR FURTHER INFORMATION

INVESTOR RELATIONS
Christian Dubé
Senior Vice-President and
Chief Financial Officer
Tel.: (514) 848-5511

Jean-Sébastien Vanbrugghe
Manager, Corporate Finance
Tel.: (514) 848-5469
Fax: (514) 848-5638
E-mail: ir@domtar.com

COMMUNICATIONS
William L. George
Vice-President, Communications
and Government Relations
Tel.: (514) 848-5213
Fax: (514) 848-6878

HEAD OFFICE
395 de Maisonneuve Blvd. West
Montreal, Qc, Canada H3A 1L6
Tel.: (514) 848-5400
www.domtar.com

BROKERAGE FIRMS THAT FOLLOW DOMTAR:

BMO Nesbitt Burns
CIBC World Markets
D.A. Davidson & Company
Desjardins Securities
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs & Company
J.P. Morgan Securities
Jennings Capital
Merrill Lynch & Company
National Bank Financial
Raymond James
RBC Capital Markets
Salman Partners
Scotia Capital
Smith Barney Citigroup
TD Newcrest
UBS Canada

RELATIVE PERFORMANCE – DTC INDEX: 1998 = 1



DTC
S&P/TSX Materials Index
2.0
1.5
1.0
0.5
98
99
00
01
02
03
04

DOMTAR STOCK PRICE



$
High
Close
Low
25
20
15
10
5
98
99
00
01
02
03
04

FSC SW-COC-681 and SW-COC-1000
FSC Trademark ©1996, Forest Stewardship Council A.C.

Cover printed on FSC-certified Domtar Cornwall® C1C 10 pt.; pages 1 to 36 printed on FSC-certified Domtar Schooner® Matte, 60 lb. At least 17.5% of the fiber used in the manufacturing process of FSC-certified Domtar Cornwall® and FSC-certified Domtar Schooner® papers come from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. FSC-certified Domtar Cornwall® also contains 10% recycled post-consumer waste paper, and *FSC-certified Domtar Schooner® contains up to 20% recycled post-consumer waste paper.* FSC Suppliers SW-COC-681 and SW-COC-1000. This document was printed by Transcontinental Litho Acme, Montreal, SW-COC-952.

Printed in Canada

Design: www.nolin.ca

Domtar

Domtar,
une touche différente.



Résultats du premier trimestre 2004

Domtar

www.domtar.com

Faits saillants

— Les ventes de Domtar ont baissé de 163 millions de dollars au premier trimestre de 2004, comparativement au premier trimestre de 2003, ce qui est principalement attribuable à l'affaiblissement de 15 % de la valeur moyenne du dollar US par rapport au dollar canadien, représentant environ 145 millions de dollars, net de couverture.

— Abstraction faite des éléments inhabituels, le bénéfice d'exploitation de Domtar a baissé de 103 millions de dollars au premier trimestre de 2004, comparativement au premier trimestre de 2003. Ceci est principalement attribuable à :

- La fluctuation du dollar US, qui représente un montant d'environ 79 millions de dollars, net de couverture;
- Des prix de vente plus faibles pour la plupart des catégories de papier et d'emballage. En effet, les prix moyens de vente des produits de Domtar se sont établis à 89 % des prix moyens de cycle, comparativement à 93 % pour la même période l'année dernière; et
- La hausse des coûts de la fibre achetée.
- Ces facteurs ont, cependant, été atténués par l'accroissement des expéditions, malgré la grève à l'usine de Vancouver et la fermeture de l'une de ses deux machines à papier.

Développements récents

— En plus de la fermeture d'une machine à papier à l'usine de Vancouver, annoncée en janvier 2004, Domtar a mené une étude comparative approfondie des meilleures pratiques et a restructuré sur cette base ses activités dans toutes les autres installations canadiennes de fabrication de papier ainsi qu'à l'usine de Port Huron. Une fois entièrement déployées et de pair avec la réorganisation de l'usine de Vancouver, ces mesures se traduiront par l'abolition de 415 postes et des économies annuelles estimées à 50 millions de dollars. Au premier trimestre de 2004, les coûts associés à ces mesures se sont élevés à 16 millions de dollars.

— Des hausses de prix ont été annoncées pour le papier non couché, pour la pâte de résineux et de feuillus et pour le papier couverture.

04
Member of
Dow Jones
Sustainability
Indexes

En page couverture :
Équipe de l'Ontario : Brian Nicks, directeur, gestion durable des forêts, Kandyd Szuba, Ph. D., biologiste de la faune, groupe des produits forestiers et Keith A. Ley, analyste des politiques et de la planification, groupe des produits forestiers.

Domtar est le troisième producteur de papiers non couchés en Amérique du Nord. Domtar est également un chef de file dans la fabrication de papiers d'affaires, de papiers d'impression et de publication, et de papiers d'usage technique et de spécialité. Domtar gère selon des normes de gestion reconnues internationalement 22 millions d'acres de forêt au Canada et aux États-Unis, et produit du bois d'œuvre ainsi que d'autres produits forestiers. Domtar compte 11 000 employés en Amérique du Nord. Enfin, l'entreprise détient une participation de 50 % dans Norampac inc., le plus important producteur canadien de cartons-caisses.

Domtar Inc.

Faits saillants	**2004**	2003	2003	2003[2]	2002
(en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 31 mars	Trois mois terminés le 31 décembre	Trois mois terminés le 31 mars	Exercice terminé le 31 décembre	Exercice terminé le 31 décembre
	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
Résultats d'exploitation	**$**	$	$	$	$
Ventes[1]	**1 225**	1 177	1 388	5 167	5 859
BAIIA[3]	**58**	57	176	516	809
Avant éléments inhabituels[4]	**66**	65	176	519	845
Bénéfice (perte) d'exploitation[3]	**(33)**	(262)	78	(92)	384
Avant éléments inhabituels[4]	**(25)**	(30)	78	135	447
Bénéfice net (perte nette)	**(44)**	(228)	27	(190)	141
Avant éléments inhabituels[4]	**(38)**	(37)	27	5	183
Bénéfice net (perte nette) par action ordinaire (en dollars)	**(0,19)**	(1,00)	0,12	(0,84)	0,62
Avant éléments inhabituels[4] (en dollars)	**(0,16)**	(0,16)	0,12	0,02	0,80
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation par action ordinaire[5] (en dollars)	**(0,30)**	0,58	(0,11)	1,53	2,98
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	**228,2**	227,7	226,9	227,3	227,2
Données du bilan					
Actif total	**5 982**			5 847	6 847
Dette à long terme	**2 218**			2 054	2 444
Avoir des actionnaires	**2 127**			2 167	2 554
Dette nette aux capitaux totaux[3] (%)	**51**			48	49
Valeur comptable par action ordinaire[6] (en dollars)	**9,13**			9,34	11,02
Autres					
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation	**(69)**			348	677
Flux de trésorerie disponibles[3]	**(110)**			123	454
Rendement annualisé de l'avoir des actionnaires (RAA)[7] (%)	**(8)**			(8)	6

[1] Les chiffres comparatifs ont été reclassés suite à l'adoption des nouvelles recommandations comptables.
[2] Certains chiffres ont été redressés suite à l'adoption des nouvelles recommandations comptables.
[3] BAIIA, Bénéfice d'exploitation, Dette nette aux capitaux totaux et Flux de trésorerie disponibles sont des mesures non conformes aux PCGR. Voir les Commentaires et analyse par la direction de la période concernée pour plus d'informations (explications, calculs, etc.).
[4] Les mesures avant éléments inhabituels sont des mesures non conformes aux PCGR. Voir les Commentaires et analyse par la direction de la période concernée pour plus d'informations (explications, calculs, etc.).
[5] Flux de trésorerie provenant des (utilisés par les) activités d'exploitation par action ordinaire est une mesure non conforme aux PCGR et est obtenu par la division des Flux de trésorerie provenant des (utilisés par les) activités d'exploitation, présenté à l'état des Flux de trésorerie consolidés, par le nombre moyen pondéré d'actions ordinaires en circulation (de base). Cette mesure n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devrait pas être considérée isolément. Domtar est d'avis que cette mesure non conforme aux PCGR est utile aux investisseurs et autres utilisateurs afin d'analyser sa performance.
[6] Valeur comptable par action ordinaire est une mesure non conforme aux PCGR et est obtenu par la division de l'avoir des actionnaires, excluant les actions privilégiées, par le nombre d'actions ordinaires en circulation (de base) à la clôture de la période. Cette mesure n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devrait pas être considérée isolément. Domtar est d'avis que cette mesure non conforme aux PCGR est utile aux investisseurs et autres utilisateurs afin d'analyser sa performance.
[7] Le rendement annualisé de l'avoir des actionnaires ordinaires (RAA) est une mesure non conforme aux PCGR égale au rapport du bénéfice net, déduction faite du paiement des dividendes sur les actions privilégiées, sur le total de l'avoir moyen des actionnaries ordinaires. Nous utilisons cette mesure pour évaluer les rendements que nous procurons à nos actionnaires. Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur une mesure qui leur permet de mieux évaluer notre rendement. Le RAA n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises, et par conséquent, ne devrait pas être considéré isolément.

VENTES
(en millions de $ CA)


1 225
1 177
1 266
1 336
1 388
1 454
1 499
1 485
1 421

BAIIA
(en millions de $ CA, avant éléments inhabituels)


66
65
126
152
176
222
233
217
173

BÉNÉFICE NET (PERTE NETTE) PAR ACTION DE BASE
(en millions de $ CA, avant éléments inhabituels)


T1 (0,16)
T4 (0,16)
T3 0,00
T2 0,06
T1 0,12
T4 0,22
T3 0,26
T2 0,24
T1 0,08

BÉNÉFICE NET (PERTE NETTE)
(en millions de $ CA, avant éléments inhabituels)


T1 (38)
T4 (37)
T3 0
T2 15
T1 27
T4 50
T3 59
T2 55
T1 19

2004 2003 2002


9%
Bois
12%
Emballages
15%[2]
Marchands
de papier
64%[1]
Papiers

Sylvie Desaulniers
Aide générale, centre de finition d'Ottawa Hull

Les pourcentages sont calculés selon les ventes
de la période de trois mois terminée le 31 mars 2004.

[1] Incluant les ventes de notre secteur des Marchands de papier.
[2] Excluant les ventes de papiers Domtar.

Commentaires et analyse par la direction

Montréal, Québec
Le 30 avril 2004

Les commentaires et analyse par la direction se rapportent à la situation financière et aux résultats d'exploitation de Domtar. Tout au long du présent document, sauf indication contraire, les termes « Domtar », « nous », « notre » et « nos » désignent Domtar Inc., ses filiales ainsi que ses coentreprises, et l'expression « la Société » désigne Domtar Inc. et ses filiales. Les actions ordinaires de Domtar sont inscrites aux bourses de Toronto et de New York. Sauf indication contraire, toutes les informations financières aux présentes sont établies en fonction des principes comptables généralement reconnus du Canada (PCGR du Canada). Les commentaires et analyse par la direction présentés ci-après doivent être lus conjointement avec les états financiers consolidés intérimaires non vérifiés de Domtar et les notes s'y rapportant, de même qu'avec les commentaires et analyse par la direction et les états financiers consolidés vérifiés de Domtar, et les notes s'y rapportant, les plus récents présentés sur une base annuelle[1].

Conformément à la pratique de l'industrie, dans les commentaires et analyse par la direction, le terme « tonne » ou le symbole « TC » désigne une tonne courte, une unité de mesure impériale qui équivaut à 0,9072 tonne métrique, et l'expression « tonne métrique » ou le symbole « TM » désigne une tonne métrique. Dans le cadre du présent document, sauf indication contraire, tous les montants en dollars sont exprimés en dollars canadiens, et le terme « dollars » ainsi que les symboles « $ » et « $ CAN » désignent des dollars canadiens. L'expression « dollars US » et le symbole « $ US » désignent des dollars américains.

Énoncés de nature prospective

Les commentaires et analyse par la direction comportent des énoncés de nature prospective. Les énoncés précédés des verbes « croire », « prévoir », « prédire », « envisager », « viser », « planifier », « entendre », « continuer », « estimer », « pouvoir », « devoir » et du verbe « faire » au futur, de même que d'autres expressions similaires sont des énoncés de nature prospective. Les énoncés de nature prospective sont nécessairement fondés sur diverses estimations ou hypothèses qui, bien que considérées comme raisonnables par la direction, sont essentiellement soumises à certains risques et incertitudes connus et inconnus tels que, sans toutefois s'y limiter, les conditions d'affaires et économiques générales, les prix de vente des produits, les coûts des matières premières et les charges d'exploitation, l'évolution des taux de change, notre capacité d'intégrer les exploitations acquises à nos exploitations actuelles et d'autres facteurs cités dans le présent document de même que dans les documents que Domtar dépose dans le cadre du processus d'information continue. Ainsi, les résultats réels de Domtar peuvent différer sensiblement de ceux décrits ou sous-entendus dans les énoncés prospectifs.

Vue d'ensemble du premier trimestre de 2004

En dépit d'une amélioration de la demande et donc des expéditions, nous avons continué d'éprouver des conditions de marché difficiles au cours du premier trimestre de 2004, comparativement au premier trimestre de 2003. En effet, la valeur moyenne du dollar US s'est affaiblie de 15 % d'un trimestre à l'autre et nos prix se sont détériorés davantage pour se situer à 89 % des prix moyens de cycle[2] au premier trimestre, comparativement à 93 % à la même période l'année dernière. Ces conditions de marché difficiles nous ont incitées à entreprendre un examen approfondi des exploitations au sein de notre groupe des exploitations canadiennes de la fabrication de pâte et papier afin que celles-ci puissent demeurer rentables lorsque le dollar canadien vaut 75 cents par rapport au dollar US et que les prix des papiers sont à des niveaux de bas de cycle. Plus précisément, nous avons mené une étude comparative approfondie des meilleures pratiques et reconfiguré les activités au sein de notre groupe des exploitations canadiennes de la fabrication de pâte et papier en conséquence. Cette initiative, de concert avec la réorganisation des exploitations de notre usine de papier à Vancouver annoncée en janvier 2004, devrait générer des économies annuelles d'environ 50 millions de dollars une fois entièrement déployée.

[1] Notre rapport annuel 2003 peut être consulté sur notre site web au *www.domtar.com*.
[2] Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Nos secteurs d'activité

Les activités de Domtar sont réparties entre quatre secteurs : papiers, marchands de papier, bois et emballages.

Papiers

Nous sommes le troisième fabricant intégré et distributeur de papiers non couchés en Amérique du Nord. Nous exploitons six usines de pâte et papier au Canada et cinq aux États-Unis, dont la capacité de production annuelle totalise environ 2,7 millions de tonnes de papier. Ces exploitations sont complétées par des entrepôts et bureaux de vente occupant des positions stratégiques. Plus de 50 % de notre capacité de production de papier est située aux États-Unis et nous effectuons environ 90 % de nos ventes de papier à des clients aux États-Unis. Les papiers non couchés et couchés, nos principaux produits, sont utilisés comme papiers d'affaires, d'impression commerciale et de publication ainsi que pour des applications techniques et de spécialité. Le tableau ci-dessous illustre nos principaux produits de papier et notre capacité de production annuelle.

Nos papiers sont vendus principalement par l'entremise d'un vaste réseau de marchands, appartenant à Domtar ou encore indépendants, qui distribuent nos produits de papier à partir de plus de 350 établissements à l'échelle de l'Amérique du Nord. Nous vendons aussi nos produits à divers clients, notamment à des bureaux d'affaires, à des fabricants de matériel de bureau, à des commerçants au détail, à des imprimeurs commerciaux, à des éditeurs et à des façonniers de papier. De plus, nous vendons la production de pâte excédant nos besoins internes. Nous achetons également de la pâte pour optimiser la production de papier et les frais de transport. Au cours du premier trimestre de 2004, notre position nette au chapitre de la pâte commerciale (les expéditions moins les achats) était d'environ 200 000 tonnes.

Notre secteur des papiers est le plus important et représentait 58 % de nos ventes consolidées au cours du premier trimestre de 2004, ou 64 % incluant les ventes de papier Domtar par l'entremise de notre propre secteur des marchands de papier.

CATÉGORIE	PAPIERS D'AFFAIRES		PAPIERS D'IMPRESSION COMMERCIALE ET DE PUBLICATION			PAPIERS D'USAGE TECHNIQUE ET DE SPÉCIALITÉ
TYPE	PAPIERS NON COUCHÉS				PAPIERS COUCHÉS	PAPIERS NON COUCHÉS ET COUCHÉS
QUALITÉ	Reprographie	Numérique haut de gamme / Technologie	Offset Transformation commerciale	Léger Opaque Édition, couverture et écriture	Léger Haut de gamme Ordinaire	Emballages souples Papiers abrasifs Papiers décoratifs Papiers numériques Papiers pour étiquettes Fournitures médicales jetables
APPLICATION	Photocopies Documents de bureau Présentations		Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes	Papeterie Brochures Rapports annuels Livres Catalogues	Brochures Rapports annuels Livres Magazines Catalogues	Emballages pour aliments et bonbons Blouses de chirurgien Notes autocollantes Papiers pour chèques sécurisés Papiers peints
CAPACITÉ*	Au 31 mars 2004 :		Environ 2,7 millions de tonnes			
	0,9 million de tonnes 33 %	0,2 million de tonnes 7 %	0,5 million de tonnes 19 %	0,4 million de tonnes 15 %	0,3 million de tonnes 11 %	0,4 million de tonnes 15 %

* La ventilation de la capacité de production peut varier d'une période à l'autre pour tirer profit des conditions des marchés. La capacité de production reflète la décision que nous avons prise le 24 décembre 2003 (annonce faite le 8 janvier 2004), de fermer une machine à papier à notre usine de Vancouver, ce qui a entraîné une réduction permanente de 45 000 tonnes de la capacité de production de papier.

Marchands de papier

Notre secteur des marchands de papier effectue l'achat, l'entreposage, la vente et la distribution de différents produits fabriqués par nous, ainsi que par d'autres manufacturiers. Ces produits englobent les papiers d'affaires et d'impression commerciale, les fournitures d'arts graphiques et certains produits industriels. Nos marchands de papier canadiens exploitent un total de huit succursales situées dans l'est du Canada (trois par Buntin Reid en Ontario, deux par JBR/La Maison du Papier au Québec et trois par The Paper House dans les provinces de l'Atlantique), tandis que notre marchand de papier américain (RIS Paper) sert un grand bassin de clients à partir de vingt centres, dont 17 centres de distribution, situés dans les régions du Nord-Est, du Midwest et du centre du littoral de l'Atlantique des États-Unis. Notre secteur des marchands de papier représentait 21 % de nos ventes consolidées au cours du premier trimestre de 2004, ou 15 % excluant les ventes de papier Domtar.

Bois

Notre secteur du bois comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion de ressources forestières. Nous exploitons onze scieries (six au Québec et cinq en Ontario) et une usine de seconde transformation (au Québec), dont la capacité de production est de 1,1 milliard de pieds mesure de planche par année. De plus, nous détenons une participation dans quatre entreprises qui fabriquent des produits de bois. Nous visons à optimiser 22 millions d'acres de forêt au Canada et aux États-Unis, dont nous sommes responsables, par une gestion efficace et par l'application de pratiques certifiées d'aménagement forestier durable de manière à assurer un approvisionnement continu en bois pour nos besoins futurs. Notre secteur du bois représentait 9 % de nos ventes consolidées au cours du premier trimestre de 2004.

Emballages

Notre secteur des emballages est constitué de notre participation de 50 % dans Norampac inc. (Norampac), coentreprise entre Domtar Inc. et Cascades inc. Le conseil d'administration de Norampac compte quatre représentants de Domtar Inc. et quatre de Cascades inc. Le président du conseil est un représentant de Domtar Inc., tandis que le président et chef de la direction est un représentant de Cascades inc. Les créanciers de Norampac n'ont aucun recours contre Domtar Inc. à l'égard de sa dette. Ainsi que l'exigent les PCGR du Canada, nous comptabilisons notre participation de 50 % dans Norampac selon la méthode de la consolidation proportionnelle.

Le réseau des 25 usines de transformation de cartonnage ondulé de Norampac, situé stratégiquement à l'échelle du Canada et des États-Unis, offre des services complets de solutions d'emballages et fabrique une vaste gamme de produits. Ces exploitations sont entièrement intégrées sur une base directe ou indirecte avec les huit usines de fabrication de cartons-caisses de Norampac (situées en Ontario, au Québec, en Colombie-Britannique, dans l'État de New York et dans le nord de la France) dont la capacité de production annuelle combinée est d'environ 1,6 million de tonnes. Notre secteur des emballages représentait 12 % de nos ventes consolidées au cours du premier trimestre de 2004.

Stratégie commerciale

Notre objectif stratégique global consiste à être un chef de file mondial de l'industrie papetière, en particulier dans les papiers non couchés. Nous avons élaboré nos stratégies commerciales en tenant compte de trois piliers : satisfaire et prévoir les besoins changeants de nos ***clients***, procurer à nos ***actionnaires*** des rendements attrayants et promouvoir pour nos ***employés*** un environnement dynamique et créateur dans lequel les valeurs humaines partagées et l'engagement personnel dominent.
Nos stratégies commerciales consistent à continuer :

- de satisfaire les besoins de nos clients en vue de les fidéliser davantage;
- d'améliorer la productivité de nos usines ainsi que la qualité de nos produits et de nos services;
- d'augmenter notre capacité de distribution;
- de croître par le biais d'acquisitions et d'alliances dans notre domaine de compétence;
- de maintenir une discipline financière rigoureuse;
- de soutenir le développement individuel et la participation des employés; et
- de préserver notre qualité de bon citoyen.

Par l'application de ces stratégies, nous aspirons à être l'un des investissements les plus attrayants dans les secteurs des matériaux de base en Amérique du Nord en procurant à nos actionnaires des rendements supérieurs.

Sommaire des résultats financiers

Faits saillants financiers Trois mois terminés le 31 mars		2004	2003
(en millions de dollars canadiens, sauf indication contraire)			
Ventes		1 225	1 388
BAIIA[1]		58	176
Avant éléments inhabituels[2]		66	176
Bénéfice (perte) d'exploitation[1]		(33)	78
Avant éléments inhabituels[2]		(25)	78
Bénéfice net (perte nette)		(44)	27
Avant éléments inhabituels[2]		(38)	27
Bénéfice net (perte nette) par action (en dollars) :			
De base		(0,19)	0,12
De base, avant éléments inhabituels[2]		(0,16)	0,12
Dilué(e)		(0,19)	0,12
Bénéfice (perte) d'exploitation, avant éléments inhabituels, par secteur[2] :			
Papiers		(30)	81
Marchands de papier		6	7
Bois		(13)	(21)
Emballages		11	11
Siège social		1	–
Total		(25)	78
Indice des prix de vente[3] avant l'incidence des droits liés au bois d'œuvre (%)		89	93
Ratio des expéditions par rapport à la capacité de production pour nos papiers (%)		98	91
Cours moyen du dollar	CAN	1,318	1,510
	US	0,759	0,662
Total de l'actif (au 31 mars 2004 et au 31 décembre 2003)		5 982	5 847
Dette à long terme incluant la tranche échéant à moins de un an (au 31 mars 2004 et au 31 décembre 2003)		2 224	2 059
Dividendes par action (en dollars) :			
Actions privilégiées Série A		0,56	0,56
Actions privilégiées Série B		0,20	0,20
Actions ordinaires		0,06	0,04

[1] Le BAIIA (Bénéfice avant intérêts (Charge de financement), Impôts et Amortissement) est une mesure non conforme aux PCGR établie en additionnant la dépense d'amortissement, y compris les fractions reliées aux éléments inhabituels (pertes de valeur et dévaluations), au bénéfice d'exploitation (voir tableau « BAIIA »). Le bénéfice d'exploitation est également une mesure non conforme aux PCGR et est calculé au sein de nos états financiers. Nous mettons l'accent sur le BAIIA et le bénéfice d'exploitation, car ils nous permettent de comparer nos résultats entre les périodes sans égard au service de la dette ou aux impôts (pour le bénéfice d'exploitation) et sans égard à l'amortissement (pour le BAIIA). Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur ces mesures afin qu'ils puissent mieux évaluer notre rendement. Nos mesures de BAIIA et de bénéfice d'exploitation n'ont aucune signification normalisée prescrite par les PCGR et ne sont pas nécessairement comparables à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devraient pas être considérées isolément.

[2] Voir « Éléments inhabituels influant sur les résultats et mesures non conformes aux PCGR ».

[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir «Analyse de sensibilité».

Éléments inhabituels influant sur les résultats et mesures non conformes aux PCGR

Nos résultats d'exploitation tiennent compte d'éléments inhabituels influant sur la comparabilité de nos résultats. Afin de mesurer notre rendement et celui de nos secteurs d'activité d'une période à l'autre, sans les variations causées par des éléments particuliers ou inhabituels, nous mettons l'accent sur le BAIIA avant éléments inhabituels, le bénéfice d'exploitation avant éléments inhabituels, le bénéfice net avant éléments inhabituels, le bénéfice net par action avant éléments inhabituels et d'autres mesures similaires avant éléments inhabituels. Nous définissons comme éléments inhabituels des imputations pour : la dévaluation d'actifs, les fermetures d'installations ou de machines, les modifications à la législation fiscale, la restructuration de la dette et autres éléments importants de nature inhabituelle ou non récurrente.

Le BAIIA avant éléments inhabituels, le bénéfice d'exploitation avant éléments inhabituels, le bénéfice net avant éléments inhabituels, le bénéfice net par action avant éléments inhabituels et d'autres mesures similaires avant éléments inhabituels sont des mesures non conformes aux PCGR. Nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur des facteurs inhabituels qui ont influé négativement ou positivement sur nos résultats établis selon les PCGR, et que ces mesures non conformes aux PCGR procurent aux investisseurs une mesure de notre rendement utile pour comparer nos résultats entre les périodes sans tenir compte de ces éléments inhabituels. Ces mesures n'ont aucune signification normalisée prescrite par les PCGR et ne sont pas nécessairement comparables à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devraient pas être considérées isolément.

Le tableau qui suit rapproche notre bénéfice net et notre bénéfice net par action, déterminés conformément aux PCGR, à notre bénéfice net avant éléments inhabituels et notre bénéfice net par action avant éléments inhabituels et rapproche aussi notre BAIIA et notre bénéfice d'exploitation à notre BAIIA avant éléments inhabituels et bénéfice d'exploitation avant éléments inhabituels :

Éléments inhabituels — T1 2004

(en millions de dollars canadiens, sauf indication contraire)	BAIIA	Bénéfice (perte) d'exploitation	Bénéfice net (perte nette)	Bénéfice net (perte nette) par action
Conformément aux PCGR[1]	**58**	**(33)**	**(44)**	**(0,19)**
Éléments inhabituels[2] :				
Frais de fermeture – renversement de provision (i)	**(8)**	**(8)**	**(5)**	**(0,02)**
Frais de réorganisation (ii)	**16**	**16**	**11**	**0,05**
	8	**8**	**6**	**0,03**
Avant éléments inhabituels	**66**	**(25)**	**(38)**	**(0,16)**

[1] À l'exception du BAIIA et du bénéfice (perte) d'exploitation qui sont des mesures non conformes aux PCGR. Voir la note 1, page 6.
[2] Aucun élément inhabituel n'a été comptabilisé au premier trimestre de 2003.

(i) Au cours du premier trimestre de 2004, nous avons vendu notre usine de papier à St. Catharines en Ontario, fermée depuis septembre 2002, pour un montant de 1 million de dollars à une tierce partie dans son état actuel. De ce fait, la majorité de la provision pour frais de fermeture restante, représentant un montant de 8 millions de dollars (5 millions de dollars, déduction faite des impôts, soit 0,02 $ par action ordinaire), a été renversée. Au 31 mars 2004, le solde de la provision était de 1 million de dollars relié au solde des indemnités de départ et aux engagements et éventualités liés à l'environnement.

(ii) Au premier trimestre de 2004, nous avons poursuivi la mise en œuvre des meilleures pratiques dans le groupe des exploitations canadiennes de la fabrication de pâte et papier. Ce programme de restructuration affectera nos usines de Cornwall, d'Espanola, d'Ottawa-Hull, de Port Huron (sise aux États-Unis) et de Windsor. Au total, 330 employés seront touchés par ce programme entre 2004 et 2006, soit 181 licenciements, 129 attritions, 14 redéploiements dans d'autres activités et 6 postes présentement vacants qui ne seront pas pourvus. Le total des indemnités de départ et des prestations de cessation d'emploi constatées en mars 2004, représentant tous les coûts

reliés aux indemnités de départ et prestations de cessation d'emploi en vertu de ce programme, s'élevaient à 16 millions de dollars (11 millions de dollars, déduction faite des impôts, soit 0,05 $ par action ordinaire), incluant 3 millions de dollars attribuables aux coûts de compression de régimes de retraite. D'autres coûts prévus reliés au programme seront encourus de 2004 à 2006, soit des frais de formation de 6 millions de dollars, des frais d'aide à la réinsertion des employés de 1 million de dollars et des frais de règlements de régimes de retraite, non encore déterminables, qui seront comptabilisés lorsque encourus. Pour accomplir ce programme, nous devrons investir approximativement 14 millions de dollars en immobilisations de 2004 à 2006. De concert avec la réorganisation annoncée en janvier 2004 des activités de notre usine de papier à Vancouver et une fois complètement mises en œuvre, ces mesures devraient générer des économies annuelles d'environ 50 millions de dollars.

Ventes de 1,2 milliard de dollars

Les ventes ont totalisé 1 225 millions de dollars au cours du premier trimestre de 2004, en baisse de 163 millions de dollars, soit 12 %, en regard des ventes de 1 388 millions de dollars conclues au cours de la même période en 2003. Cette diminution s'explique avant tout par l'effet de l'affaiblissement de 15 %, d'un trimestre à l'autre, de la valeur moyenne du dollar US par rapport au dollar canadien sur les ventes canadiennes et à l'exportation (effet approximatif de 145 millions de dollars, déduction faite de l'incidence de notre programme de couverture). En outre, les prix de vente de nos secteurs au premier trimestre de 2004 ont été dans l'ensemble inférieurs à ce qu'ils étaient à la période correspondante de l'année dernière, la diminution des prix de vente de nos papiers et de nos produits d'emballages n'ayant été que partiellement compensée par la hausse des prix de vente de la pâte et du bois d'œuvre. Ces facteurs ont été atténués par la progression de l'ensemble de nos expéditions, malgré la fermeture d'une machine à papier à notre usine à Vancouver et une grève touchant ce même établissement au début de 2004.

Dans l'ensemble, nos prix de vente réalisés libellés en dollars US au premier trimestre de 2004 correspondaient à 89 % des prix moyens de cycle[1], soit un recul appréciable par rapport au même trimestre en 2003 alors que nos prix de vente réalisés correspondaient à 93 % des prix moyens de cycle. En outre, au Canada, la baisse du dollar US a influé négativement sur nos prix libellés en dollars canadiens, qui sont tributaires des prix libellés en dollars US.

Perte d'exploitation de 33 millions de dollars

Le coût des produits vendus a baissé de 50 millions de dollars au premier trimestre de 2004, soit 4 %, en regard du premier trimestre de 2003. Cette diminution est attribuable principalement à l'effet de l'affaiblissement du dollar US sur nos charges libellées en dollars US, au recul des coûts de l'énergie et à un gain non réalisé de 6 millions de dollars provenant de l'évaluation à la juste valeur d'ententes de swaps de marchandises de Norampac qui ne sont pas considérées comme des éléments de couverture aux fins comptables. Ces facteurs ont été en partie atténués par la hausse des expéditions, la hausse des coûts de la fibre achetée et l'augmentation de 4 millions de dollars des droits imposés sur nos exportations de bois d'œuvre résineux aux États-Unis au cours du premier trimestre de 2004 comparativement au premier trimestre de 2003.

Les frais de vente, généraux et d'administration ont diminué de 3 millions de dollars au premier trimestre de 2004, soit 4 %, en regard du premier trimestre de 2003. Cette diminution est attribuable à l'effet positif de l'affaiblissement du dollar US sur nos coûts libellés en dollars US. Cette diminution a été en partie atténuée par la comptabilisation, au premier trimestre de 2003, d'un gain de 5 millions de dollars provenant de l'évaluation à la juste valeur de certains contrats de change qui ne sont pas considérés comme des éléments de couverture aux fins comptables, ainsi que par l'augmentation des charges de retraite et de rémunération à base d'actions au premier trimestre de 2004 comparativement au premier trimestre de 2003.

La perte d'exploitation a totalisé 33 millions de dollars au premier trimestre de 2004. Abstraction faite des éléments inhabituels de 8 millions de dollars reliés aux frais de fermeture et de réorganisation, la perte

[1] Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

d'exploitation s'est chiffrée à 25 millions de dollars, une baisse de 103 millions de dollars comparativement au bénéfice d'exploitation de 78 millions de dollars dégagé au premier trimestre de 2003. Cette détérioration est imputable en grande partie à l'effet négatif de l'affaiblissement du dollar US sur nos ventes canadiennes et à l'exportation d'un montant de 79 millions de dollars, déduction faite des coûts en dollars US et de l'incidence de notre programme de couverture. La baisse générale des prix de vente de la majorité de nos produits, à l'exception de ceux du bois d'œuvre et de la pâte, la hausse des coûts de la fibre achetée et l'augmentation des droits sur nos exportations de bois d'œuvre résineux aux États-Unis ont aussi joué un rôle dans la diminution de notre bénéfice d'exploitation. Ces facteurs ont été atténués par l'augmentation de l'ensemble des expéditions de nos principaux produits à l'exception des cartons-caisses, par le recul des coûts de l'énergie et par la diminution de la dépense d'amortissement découlant de la perte comptabilisée à la fin de 2003 sur la valeur de notre usine de pâte à Lebel-sur-Quévillon.

En raison des facteurs précités, le BAIIA s'est chiffré à 58 millions de dollars (ou 66 millions de dollars, abstraction faite des éléments inhabituels) au premier trimestre de 2004, comparativement à 176 millions de dollars au premier trimestre de 2003.

BAIIA	**T1 2004**	T1 2003
(en millions de dollars canadiens)		
Bénéfice (perte) d'exploitation	**(33)**	78
Amortissement	**91**	98
BAIIA	**58**	176
Éléments inhabituels	**8**	–
BAIIA, avant éléments inhabituels	**66**	176

Perte nette de 44 millions de dollars

La perte nette s'est chiffrée à 44 millions de dollars (0,19 $ par action ordinaire) au premier trimestre de 2004. Abstraction faite des éléments inhabituels, la perte nette s'est établie à 38 millions de dollars (0,16 $ par action ordinaire) au premier trimestre de 2004, en baisse de 65 millions de dollars par rapport au bénéfice net de 27 millions de dollars (0,12 $ par action ordinaire) au premier trimestre de 2003. Cette détérioration du bénéfice net d'un trimestre à l'autre est imputable aux facteurs précités, en partie compensés par l'allégement des impôts et par la diminution de la charge de financement.

Papiers

Information choisie Trois mois terminés le 31 mars		2004	2003
(en millions de dollars canadiens, sauf indication contraire)			
Ventes		**710**	832
BAIIA		**31**	159
BAIIA, avant éléments inhabituels		**39**	159
Bénéfice (perte) d'exploitation		**(38)**	81
Bénéfice (perte) d'exploitation, avant éléments inhabituels		**(30)**	81
Expéditions :			
Papier (en milliers de TC)		**663**	627
Pâte (en milliers de TCSA)		**210**	207
Éventail de produits expédiés (%) :			
Papiers pour reprographie et offset		**55**	52
Papiers non couchés d'impression et de publication et papiers numériques haut de gamme		**21**	21
Papiers couchés d'impression commerciale et de publication		**9**	12
Papiers d'usage technique et de spécialité		**15**	15
Total		**100**	100
Prix nominaux de référence[1] :			
Papiers pour reprographie, feuilles 20 lb	($ US/tonne)	**723**	793
Papiers offset, rouleaux 50 lb	($ US/tonne)	**587**	673
Papiers couchés d'impression, n° 3, rouleaux 60 lb	($ US/tonne)	**768**	810
Pâte KBRN – États-Unis	($ US/TMSA)	**600**	507
Pâte KBFN – Japon[2]	($ US/TMSA)	**467**	432
Indice des prix de vente[3] – secteur des papiers (%)		**87**	94

[1] Source : *Pulp & Paper Week*. Ainsi, ces prix ne reflètent pas nécessairement nos prix de vente réalisés.
[2] Basés sur les prix de la pâte kraft blanchie de feuillus du Sud pour le marché du Japon selon *Pulp & Paper Week*, augmentés par un différentiel moyen de 15 $ US/TMSA entre les prix de la pâte kraft blanchie de feuillus du Nord et du Sud.
[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Ventes et bénéfice d'exploitation

Les ventes de notre secteur des papiers se sont chiffrées à 710 millions de dollars au premier trimestre de 2004, en baisse de 122 millions de dollars, soit 15 %, par rapport au premier trimestre de 2003. Cette baisse s'explique, avant tout, par l'effet défavorable de l'affaiblissement du dollar US sur nos ventes canadiennes et à l'exportation et par le recul de l'ensemble de nos prix de vente, la diminution des prix de vente des papiers n'ayant été qu'en partie compensée par l'augmentation des prix de vente de la pâte de résineux et de feuillus. Ces facteurs ont été atténués par la hausse de l'ensemble des expéditions de pâte et de papier en dépit de la fermeture d'une machine à papier à notre usine à Vancouver et d'une grève à ce même établissement au début de 2004.

Notre secteur des papiers a enregistré une perte d'exploitation de 38 millions de dollars au premier trimestre de 2004 (ou une perte d'exploitation de 30 millions de dollars, abstraction faite des éléments inhabituels de 8 millions de dollars liés aux frais de fermeture et aux frais de réorganisation) comparativement au bénéfice d'exploitation de 81 millions de dollars dégagé au premier trimestre de 2003. La diminution de 111 millions de dollars du bénéfice d'exploitation est imputable, avant tout, à l'effet négatif de l'affaiblissement du dollar US, au recul des prix de vente de nos papiers et à la hausse des coûts de la fibre achetée. Ces facteurs ont été en partie compensés par l'augmentation des expéditions de pâte et de papier, par la hausse des prix de vente de la pâte, par la diminution de la dépense d'amortissement attribuable à la perte comptabilisée à la fin de 2003 sur la valeur de notre usine à Lebel-sur-Quévillon et par le recul des coûts de l'énergie.

Conjoncture des prix

Au cours du premier trimestre de 2004, nos prix de vente moyens réalisés, libellés en dollars US, dans notre secteur des papiers, ont diminué comparativement au premier trimestre de 2003. Au Canada, la baisse du dollar US a, de surcroît, influé négativement sur les prix libellés en dollars canadiens, étant donné qu'ils sont tributaires des prix libellés en dollar US.

Nos prix de vente moyens réalisés du papier pour reprographie 20 lb (papiers d'affaires) et des rouleaux de papier offset 50 lb (papiers d'impression commerciale et de publication non couchés), qui représentaient 45 % de nos ventes de papier au premier trimestre de 2004, ont baissé en moyenne de 82 $ US la tonne au cours du premier trimestre de 2004 comparativement au premier trimestre de 2003. Au cours du premier trimestre de 2004, les majorations de prix annoncées de 60 $ US la tonne applicables aux rouleaux de papier offset et au papier pour reprographie ont été en partie mises en œuvre, avec prise d'effet le 1er mars 2004. Nous avons annoncé d'autres majorations de prix de 40 $ US applicable aux rouleaux de papier offset et de 50 $ US applicable au papier pour reprographie avec prise d'effet au début du mois de mai 2004.

Nos prix de vente moyens réalisés de la pâte kraft blanchie de résineux du Nord (KBRN) et de la pâte kraft blanchie de feuillus du Nord (KBFN) ont augmenté de 72 $ US la tonne métrique et de 6 $ US la tonne métrique, respectivement, au cours du premier trimestre de 2004 comparativement au premier trimestre de 2003. Au cours du premier trimestre de 2004, deux majorations de prix successives de 20 $ US la tonne métrique de la pâte de résineux ont été mises en œuvre, la première avec prise d'effet le 1er février 2004 et la deuxième, avec prise d'effet le 1er mars 2004. Nous avons annoncé une autre majoration de 30 $ US la tonne métrique de la pâte de résineux et de feuillus avec prise d'effet le 1er avril 2004.

Exploitation

Nos expéditions de papier ont augmenté de 36 000 tonnes au cours du premier trimestre de 2004 en regard du premier trimestre de 2003 suite à une demande plus forte. Notre ratio des expéditions par rapport à notre capacité de production pour nos papiers s'est chiffré 98 % au premier trimestre de 2004, comparativement à 91 % à la même période en 2003.

En novembre 2003, nos employés à l'usine de papier à Vancouver ont déclenché une grève après avoir rejeté notre offre en vue du renouvellement de leur convention collective. En janvier 2004, la grève a été réglée et une nouvelle convention collective d'une durée de cinq ans a été signée avec les membres du syndicat SCEP. Les activités de l'usine ont repris au début du mois de février 2004. Certaines conventions collectives visant les usines de Cornwall, d'Ottawa-Hull, d'Espanola, de Lebel-sur-Quévillon et du Wisconsin devront être renouvelées au cours des deuxième et troisième trimestres de 2004.

Programme de réorganisation

En janvier 2004, nous avons donné suite à nos plans de réorganiser nos activités de production à notre usine de papier à Vancouver afin de mieux répondre aux demandes de nos clients et d'accroître la rentabilité de l'usine. Nous avons, en effet, fermé une des deux machines à papier de l'usine et restructuré les activités de la deuxième machine dans le but d'optimiser la fabrication du papier couché Domtar Luna. La restructuration a donné lieu à une réduction permanente de la capacité de production de papier de 45 000 tonnes et au licenciement de 85 employés. Nous estimons que ces mesures devraient nous permettre d'accroître la qualité et la disponibilité du papier, d'augmenter notre part du marché des papiers couchés, d'améliorer la compétitivité de l'usine et de mieux faire face à la concurrence en provenance de l'Asie.

Au cours du premier trimestre de 2004, nous avons poursuivi la mise en œuvre des meilleures pratiques dans les exploitations restantes au sein de notre groupe des exploitations canadiennes de la fabrication de pâte et papier dans le but d'assurer que ces dernières puissent demeurer rentables lorsque le dollar canadien vaut 75 cents par rapport au dollar US et que les prix des papiers sont à des niveaux de bas de cycle. Ce programme de réorganisation affectera nos usines de Cornwall, d'Espanola, d'Ottawa-Hull, de Port Huron (sise aux États-Unis) et de Windsor. Au total, 330 employés seront touchés de 2004 à 2006. Pour accomplir ce programme, nous devrons investir approximativement 14 millions de dollars en immobilisations de 2004 à 2006. De concert avec la réorganisation de notre usine de papier à Vancouver et une fois complètement mises en œuvre, ces mesures devraient générer des économies annuelles d'environ 50 millions de dollars.

De plus, des dépenses en immobilisations, telles que celles affectées au déploiement d'un système intégré de planification des ressources de l'organisation (PRO) et la mise en œuvre d'un nouveau système de logistique d'expédition du papier et de gestion des transports, devraient avoir pour effet de réduire davantage nos coûts et de rehausser notre compétitivité. Nous prévoyons que ces initiatives atténueront l'incidence de la hausse des coûts, en particulier ceux de l'énergie et de la fibre, celle-ci subissant le contrecoup du conflit canado-américain sur le bois d'œuvre de résineux.

Marchands de papier

Information choisie Trois mois terminés le 31 mars	2004	2003
(en millions de dollars canadiens)		
Ventes	**263**	300
BAIIA	**7**	8
Bénéfice d'exploitation	**6**	7

Ventes et bénéfice d'exploitation

Les ventes du secteur des marchands de papier se sont chiffrées à 263 millions de dollars au premier trimestre de 2004, reflétant une diminution de 37 millions de dollars, soit 12 %, en regard du premier trimestre de 2003. Cette diminution s'explique par l'effet négatif de l'affaiblissement du dollar US, atténué par une augmentation légère des expéditions au premier trimestre de 2004 comparativement au premier trimestre de 2003.

Le bénéfice d'exploitation s'est établi à 6 millions de dollars (reflétant une marge d'exploitation de 2,3 %) au premier trimestre de 2004, comparativement à 7 millions de dollars au premier trimestre de 2003 (reflétant une marge d'exploitation de 2,3 %). Ce recul du bénéfice d'exploitation s'explique par l'effet négatif de l'affaiblissement du dollar US.

Bois

Information choisie Trois mois terminés le 31 mars		2004	2003
(en millions de dollars canadiens, sauf indication contraire)			
Ventes		**108**	100
BAIIA		**(2)**	(11)
Perte d'exploitation		**(13)**	(21)
Expéditions (millions de pieds mesure de planche)		**228**	227
Éventail de produits expédiés (%) :			
Longueurs assorties		**34**	42
Colombages		**38**	36
Valeur ajoutée		**22**	17
Industriel		**6**	5
Total		**100**	100
Prix nominaux de référence[1] :			
Bois d'œuvre G.L. 2 x 4 longueurs assorties, n° 1 et n° 2	($ US/Mpmp)	**433**	305
Bois d'œuvre G.L. 2 x 4 x 8 colombages	($ US/Mpmp)	**371**	314
Indice des prix de vente[2] – secteur du bois, avant l'incidence des droits relatifs au bois d'œuvre (%)		**109**	90
Droits relatifs au bois d'œuvre (dépôts en espèces)		**12**	8

[1] Source : *Random Lengths*. Ainsi, ces prix ne reflètent pas nécessairement nos prix de vente réalisés.

[2] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Ventes et bénéfice d'exploitation

Notre secteur du bois a généré des ventes de 108 millions de dollars au cours du premier trimestre de 2004, ce qui représente une augmentation de 8 millions de dollars par rapport au premier trimestre de 2003. Cette hausse est surtout attribuable au relèvement marqué des prix de vente du bois d'œuvre, en partie annulé par l'effet négatif du dollar US sur les ventes canadiennes et à l'exportation. D'un trimestre à l'autre, les expéditions sont demeurés relativement stables. Au premier trimestre de 2004, les expéditions ont subi l'effet de températures froides, résultant en une productivité moindre, de la fermeture temporaire de notre scierie à White River, fermée jusqu'à la fin du mois de février, et d'une interruption de travail chez un transporteur tandis qu'au premier trimestre de 2003, les expéditions ont subi l'effet de fermetures temporaires et de prolongations de fermetures pour la période des Fêtes.

La perte d'exploitation au premier trimestre de 2004 s'est chiffrée à 13 millions de dollars, comparativement à 21 millions de dollars au même trimestre de 2003. L'augmentation de 8 millions de dollars du bénéfice d'exploitation est en grande partie attribuable aux prix de vente plus élevés du bois d'œuvre, partiellement neutralisés par l'effet négatif de l'affaiblissement du dollar US et par la hausse des droits liés à nos exportations de bois d'œuvre de résineux aux États-Unis.

Des dépôts en espèces de 12 millions de dollars ont été versés relativement à nos exportations de bois d'œuvre de résineux aux États-Unis au cours du premier trimestre de 2004, comparativement à 8 millions de dollars lors de la période correspondante en 2003. Depuis le 22 mai 2002, des dépôts en espèces de 88 millions de dollars ont été faits et passés en charge par Domtar en raison des droits compensatoires et antidumping.

Conjoncture des prix

Au cours du premier trimestre de 2004, nos prix de vente réalisés des colombages 2 x 4 livrés aux Grands Lacs et des longueurs assorties ont respectivement augmenté de 56 $ US le millier de pieds mesure de planche et de 126 $ US le millier de pieds mesure de planche, comparativement au premier trimestre de 2003. Par contre, la diminution du dollar US a influé négativement sur nos prix libellés en dollars canadiens étant donné qu'ils sont tributaires des prix libellés en dollars US.

Exploitation

L'exploitation de nos établissements avait subi l'effet négatif des fermetures temporaires d'usines au cours du premier trimestre de 2003. Notre scierie à Sainte-Marie a été fermée en 2002 en raison du conflit canado-américain sur le bois d'œuvre de résineux et n'a été rouverte qu'à la fin du mois de mai 2003. Par ailleurs, notre scierie à Grand-Remous a cessé ses activités en 2002 à la suite d'un conflit entre la *Barriere Lake First Nation* et les gouvernements du Québec et du Canada et n'a été rouverte qu'à la fin du mois d'avril 2003. De plus, les fermetures du temps des Fêtes ont été prolongées de deux semaines à nos scieries à Lebel-sur-Quévillon, à Matagami et à Malartic, ainsi qu'à nos scieries de l'Ontario, afin d'éviter l'accumulation des stocks dans un contexte de baisse de prix.

Au premier trimestre de 2004, des fermetures temporaires ont aussi influé négativement sur l'exploitation de nos établissements. La production à notre scierie à White River a été interrompue au milieu de l'année 2003 en raison de conditions de marché difficiles, de la surcapacité au sein du marché nord-américain et du conflit canado-américain sur le bois d'œuvre de résineux, et n'a repris ses activités qu'à la fin du mois de février 2004.

Au premier trimestre de 2004, nous avons annoncé la réduction des activités de notre scierie à Chapleau à un quart de travail à compter du 30 avril 2004, en raison de la forte diminution des approvisionnements en fibre. Nous prévoyons que cette décision touchera environ 64 employés pour une période de temps indéterminée.

De plus, au cours du premier trimestre de 2004, nous avons formé une coentreprise à parts égales avec Gogama Forest Products Ltd. créant ainsi une exploitation totalement intégrée comprenant une scierie, un séchoir et un atelier de rabotage qui produira annuellement approximativement 60 MMpmp de bois qui était préalablement séché et raboté à notre usine à Sault Ste. Marie.

Nous poursuivons la réalisation de nos programmes de modernisation des scieries visant à accroître la rentabilité de notre secteur du bois. Au premier trimestre de 2004, les scieries à Matagami, à Elk Lake, à Timmins, à Nairn et à Malartic affichaient des gains de productivité par rapport au premier trimestre de 2003. Nous continuerons d'examiner les occasions d'améliorer davantage la rentabilité du secteur du bois au moyen de compressions de coûts additionnelles et d'options stratégiques.

Emballages

Information choisie Trois mois terminés le 31 mars		2004	2003
(en millions de dollars canadiens, sauf indication contraire)			
Ventes		**144**	156
BAIIA		**19**	19
Bénéfice d'exploitation		**11**	11
Expéditions[1] :			
Cartons-caisses (milliers de TC)		**77**	83
Cartonnages ondulés (millions de pieds carrés)		**1 630**	1 550
Prix nominaux de référence[2] :			
Papier couverture kraft non-blanchi, 42 lb Est	($ US/tonne)	**412**	428
Indice des prix de vente[3] – secteur des emballages		**90**	92

[1] Soit 50 % des expéditions aux clients externes de Norampac.
[2] Source : *Pulp & Paper Week*. Ainsi, ces prix ne reflètent pas nécessairement nos prix de vente réalisés.
[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Ventes et bénéfice d'exploitation

Notre quote-part de 50 % des ventes de Norampac s'est établie à 144 millions de dollars au cours du premier trimestre de 2004, en baisse de 12 millions de dollars, soit 8 %, par rapport au premier trimestre de 2003. Cette diminution est principalement imputable à l'effet négatif de l'affaiblissement du dollar US, qui a donné lieu à un repli de la moyenne des prix de vente nets des cartons-caisses et des cartonnages ondulés, et à un recul des expéditions de cartons-caisses.

Notre quote-part de 50 % du bénéfice d'exploitation de Norampac s'est chiffrée à 11 millions de dollars au premier trimestre de 2004, essentiellement inchangée par rapport à la même période l'an dernier. L'effet négatif de l'affaiblissement du dollar US sur les prix de vente et le recul des expéditions de cartons-caisses ont été compensés par l'effet positif de l'affaiblissement du dollar US sur les coûts libellés en dollars US, par la comptabilisation d'un gain non réalisé de 6 millions de dollars, provenant de l'évaluation à la juste valeur d'ententes de swaps de marchandises de Norampac qui ne sont pas considérés comme des éléments de couverture aux fins comptables au premier trimestre de 2004, par le recul des coûts de l'énergie et par d'autres réductions de coûts.

Conjoncture des prix

Les prix de vente nets moyens, libellés en dollars canadiens, des cartons-caisses de Norampac ont diminué de 14 % au cours du premier trimestre de 2004, comparativement au premier trimestre de 2003. Cette baisse est imputable, avant tout, à l'effet de l'affaiblissement du dollar US sur les prix de vente nets moyens de Norampac. Au cours du premier trimestre de 2004, une majoration de prix de 50 $ US la tonne applicable aux cartons-caisses a pris effet le 23 février 2004.

Les prix de vente nets moyens, libellés en dollars canadiens, des boîtes en carton ondulé de Norampac ont diminué de 7 % au cours du premier trimestre de 2004 comparativement au premier trimestre de 2003. Une majoration de prix de 8,5 % applicable aux boîtes en carton ondulé a pris effet le 23 mars 2004.

Exploitation

Au cours du premier trimestre de 2004, le taux d'utilisation de la capacité de production des usines de cartons-caisses de Norampac en Amérique du Nord a été d'environ 93 %, en hausse par rapport à 92 % au cours du premier trimestre de 2003. En outre, le niveau d'intégration nord-américain de Norampac, soit le pourcentage de cartons-caisses produits par Norampac consommés par ses propres caisseries, est passé à 64 % au premier trimestre de 2004, en hausse par rapport à 58 % au premier trimestre de 2003.

Charge de financement et impôts sur les bénéfices

Charge de financement

La charge de financement s'est chiffrée à 39 millions de dollars au premier trimestre de 2004, comparativement à 41 millions de dollars au premier trimestre de 2003. Cette diminution reflète surtout les conséquences de la baisse des taux d'intérêt, de l'affaiblissement du dollar US sur nos charges d'intérêts libellées en dollars US et d'un niveau d'endettement moindre d'un trimestre à l'autre.

Impôts sur les bénéfices

Le recouvrement fiscal au premier trimestre de 2004 s'est chiffré à 27 millions de dollars, reflétant un taux d'imposition effectif de 38 %, par opposition à des impôts sur les bénéfices de 11 millions de dollars au premier trimestre de 2003, soit un taux d'imposition effectif de 29 %. La fluctuation dans le taux d'imposition effectif au premier trimestre de 2004 comparativement au trimestre correspondant de 2003 est surtout attribuable à la répartition et au niveau des bénéfices entre diverses administrations fiscales et aux différences dans les taux d'imposition applicables à nos filiales étrangères.

Bilan

Notre actif total consolidé s'est établi à 5 982 millions de dollars au 31 mars 2004, comparativement à 5 847 millions de dollars au 31 décembre 2003. Les débiteurs se sont chiffrés à 291 millions de dollars au 31 mars 2004, en hausse de 94 millions de dollars par rapport à 197 millions de dollars au 31 décembre 2003. Cette augmentation reflète la hausse des ventes au cours du mois de mars 2004 comparativement au mois de décembre 2003 en raison de la demande et des fluctuations saisonnières, de même que l'effet positif du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur nos débiteurs libellés en dollars US. Au 31 mars 2004, les stocks totalisaient 685 millions de dollars, en hausse de 15 millions de dollars, comparativement à 670 millions de dollars au 31 décembre 2003. Cette augmentation reflète avant tout la nature cyclique de nos exploitations forestières (bois rond et copeaux en prévision du printemps), ainsi que l'effet positif du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur nos stocks libellés en dollars US, en partie annulés par l'effet des programmes d'allègement de stocks. Les terrains, bâtiments et matériel ont totalisé 4 512 millions de dollars au 31 mars 2004, contre 4 532 millions de dollars au 31 décembre 2003. Cette baisse de 20 millions de dollars s'explique surtout par la diminution des dépenses en immobilisations par rapport à la charge d'amortissement, atténuée par l'effet du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur les éléments d'actif de nos usines aux États-Unis. Les autres éléments d'actif se sont chiffrés à 226 millions de dollars au 31 mars 2004, en regard de 212 millions de dollars au 31 décembre 2003. Cette hausse de 14 millions de dollars est surtout due au gain non réalisé provenant de l'évaluation à la juste valeur des ententes de swaps de marchandise de Norampac (recevable à long terme) au premier trimestre de 2004 et à l'augmentation de la capitalisation de nos actifs des régimes de retraite comparativement à notre charge de retraite.

Les comptes fournisseurs et autres créditeurs se sont chiffrés à 681 millions de dollars au 31 mars 2004, en hausse de 29 millions de dollars par rapport à 652 millions de dollars au 31 décembre 2003. Cette augmentation s'explique surtout par une hausse des intérêts à payer en raison de différentes échéances de paiements sur nos débentures. La dette à long terme au 31 mars 2004 (incluant la tranche de la dette échéant à moins de un an) s'est chiffrée à 2 224 millions de dollars au 31 mars 2004, en hausse de 165 millions de dollars comparativement à 2 059 au 31 décembre 2003. Cette augmentation reflète principalement nos emprunts plus élevés en vertu de la facilité de crédit renouvelable. L'effet négatif du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur notre dette libellée en dollars US explique également l'augmentation de notre dette à long terme. Les redressements cumulés de conversion des devises étrangères représentaient une somme négative de 135 millions de dollars au 31 mars 2004, comparativement à une somme négative de 145 millions de dollars au 31 décembre 2003. Cette variation reflète principalement l'effet net du raffermissement du dollar US sur l'actif net de nos filiales américaines autonomes, soit 28 millions de dollars, déduction faite de l'effet de l'affaiblissement du dollar US sur la dette à long terme désignée comme couverture de cet actif, soit 22 millions de dollars, et de son effet fiscal correspondant, soit 4 millions de dollars.

Liquidités et ressources financières

Information choisie Trois mois terminés le 31 mars	2004	2003
(en millions de dollars canadiens, sauf indication contraire)		
Flux de trésorerie provenant des activités d'exploitation avant les variations des éléments du fonds de roulement et autres éléments	**17**	133
Variations des éléments du fonds de roulement et autres éléments	**(86)**	(157)
Flux de trésorerie utilisés par les activités d'exploitation	**(69)**	(24)
Acquisitions nettes de terrains, bâtiments et matériel	**(41)**	(41)
Flux de trésorerie disponibles[1]	**(110)**	(65)
	Le 31 mars 2004	Le 31 déc. 2003
Ratio de la dette nette aux capitaux totaux[2] (%)	**51**	48

[1] Les flux de trésorerie disponibles sont une mesure non conforme aux PCGR, que nous définissons comme la somme qui correspond à l'excédent des flux de trésorerie provenant des activités d'exploitation conformément aux PCGR sur les acquisitions nettes de terrains, bâtiments et matériel conformément aux PCGR. Nous utilisons cette mesure pour évaluer notre capacité et celle de nos secteurs d'activité de s'acquitter du service de la dette. Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur une mesure qui leur permet de mieux évaluer notre rendement. Les flux de trésorerie disponibles n'ont aucune signification normalisée prescrite par les PCGR et ne sont pas nécessairement comparables à des mesures similaires présentées par d'autres compagnies et, par conséquent, ne devraient pas être considérés isolément.

[2] Le ratio de la dette nette aux capitaux totaux est une mesure non conforme aux PCGR et est calculé comme suit:

	Au 31 mars 2004
Dette bancaire	22
Dette à long-terme (incluant la portion échéant à moins de un an)	2 224
Espèces et quasi-espèces	(71)
Dette nette	2 175
Avoir des actionnaires	2 127
Capitaux totaux	4 302
Dette nette aux capitaux totaux	51 %

Nous suivons cette mesure afin de mieux évaluer notre position d'endettement. Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur cette mesure, afin qu'ils puissent mieux évaluer notre rendement. Le ratio de la dette nette aux capitaux totaux n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devrait pas être considéré isolément.

Nos principaux besoins en espèces ont trait au fonds de roulement, aux dépenses en immobilisations, aux paiements du capital et des intérêts sur la dette, ainsi qu'aux paiements de dividendes. Nous prévoyons nous procurer les liquidités dont nous avons besoin surtout au moyen des fonds autogénérés liés à nos exploitations et, dans la mesure nécessaire, au moyen d'emprunts en vertu de notre facilité de crédit renouvelable. Nous avons aussi la capacité de financer nos besoins en liquidités par l'émission de titres de dette ou d'actions. L'accès au financement par émission de dette et son coût dépendent de nos cotes de crédit.

Activités d'exploitation

Nos flux de trésorerie utilisés par les activités d'exploitation au cours du premier trimestre de 2004 se sont établis à 69 millions de dollars, en regard de 24 millions de dollars au cours de la période correspondante en 2003. Cette diminution est attribuable surtout à la baisse marquée du BAIIA, reflétant notamment l'effet négatif de l'affaiblissement du dollar US, le recul général des prix de vente et la hausse des coûts de la fibre achetée, en partie compensés par la hausse des expéditions. Le premier trimestre de l'année se ressent généralement des besoins élevés saisonniers en fonds de roulement. Nos besoins en flux de trésorerie provenant des activités d'exploitation ont principalement trait aux salaires et avantages sociaux, aux achats de fibre, d'énergie et de matières premières, ainsi qu'à d'autres dépenses tels les impôts fonciers.

Au premier trimestre de 2004, la Société a réglé par anticipation ses ententes de swaps de taux d'intérêts qui avaient initialement été désignés comme couverture de la juste valeur des billets 5,375 % échéant en novembre 2013, pour une contrepartie nette reçue de 20 millions de dollars (15 millions de dollars US). Le gain de 17 millions de dollars, constaté aux « Autres éléments de passif et crédits reportés », sera amorti sur la période originellement désignée comme couverture des billets 5,375 % échéant en novembre 2013.

Nous vendons une partie de nos débiteurs canadiens et américains dans le cadre de programmes de titrisation. Nous utilisons la titrisation de débiteurs comme source de financement pour réduire nos besoins en fonds de

roulement. Au 31 mars 2004, l'incidence hors bilan du programme de titrisation des débiteurs représentait 243 millions de dollars, comparativement à 227 millions de dollars au 31 décembre 2003. Nous prévoyons poursuivre la vente de débiteurs sur une base continue en raison des taux d'escompte intéressants. Si nous décidions de mettre fin à ces programmes, nos besoins au chapitre du fonds de roulement et de la dette bancaire augmenteraient. La vente de débiteurs est conditionnelle au fait que la Société maintienne les cotes de crédit spécifiées. La perte de ces cotes de crédit, en l'absence de renonciations appropriées, engendrerait une augmentation de nos besoins au chapitre du fonds de roulement et de la dette bancaire.

Activités d'investissement

Nos flux de trésorerie affectés aux activités d'investissement reflétaient la valeur nette de nos acquisitions de terrains, bâtiments et matériel qui s'est établie à 41 millions de dollars au premier trimestre de 2004, stable comparativement à 41 millions de dollars au premier trimestre de 2003. Nous avons l'intention de limiter nos dépenses en immobilisations à un niveau bien en deçà de 75 % de l'amortissement en 2004, soit 290 millions de dollars, y compris environ 120 millions de dollars pour les dépenses en immobilisations affectées au maintien à long terme de nos équipements.

Nos flux de trésorerie disponibles (flux de trésorerie provenant des activités d'exploitation, moins les acquisitions nettes de terrains, bâtiments et matériel) ont totalisé un montant négatif de 110 millions de dollars au premier trimestre de 2004, comparativement à un montant négatif de 65 millions de dollars au premier trimestre de 2003. La baisse des flux de trésorerie disponibles d'un trimestre à l'autre est attribuable à la diminution des flux de trésorerie liés aux activités d'exploitation.

Activités de financement

Nos flux de trésorerie provenant des activités de financement au premier trimestre de 2004 se sont chiffrés à 133 millions de dollars, comparativement à 80 millions de dollars à la période correspondante de 2003. L'augmentation des flux de trésorerie provenant des activités de financement est attribuable aux emprunts plus élevés en vertu de notre facilité de crédit renouvelable au cours du premier trimestre de 2004 par rapport au premier trimestre de 2003.

Notre ratio de la dette nette aux capitaux totaux était de 51 % au 31 mars 2004, par rapport à 48 % au 31 décembre 2003. L'endettement net, y compris notre quote-part de 50 % dans l'endettement net de Norampac, soit 188 millions de dollars, s'élevait à 2 175 millions de dollars au 31 mars 2004. Par comparaison, au 31 décembre 2003, l'endettement net était de 2 030 millions de dollars, lequel incluait notre quote-part de 50 % dans l'endettement net de Norampac, soit 180 millions de dollars. L'augmentation de 145 millions de dollars de l'endettement net est en grande partie attribuable aux emprunts plus élevés en vertu de nos facilités de crédit et à l'effet négatif du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur notre dette libellée en dollars US.

Au 31 mars 2004, la tranche restante du prêt bancaire à terme de 1 milliard de dollars US, conclu initialement dans le but de financer notre acquisition de quatre usines aux États-Unis en 2001, se chiffrait à 75 millions de dollars US (98 millions de dollars), comparativement à 76 millions de dollars US (99 millions de dollars) au 31 décembre 2003. Le prêt à terme porte intérêt au taux LIBOR en dollars US ou au taux préférentiel aux États-Unis, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

Au 31 mars 2004, une tranche de 130 millions de dollars US (170 millions de dollars) de notre facilité de crédit renouvelable de 500 millions de dollars US avait été prélevée, des lettres de crédit émises totalisaient 8 millions de dollars US (11 millions de dollars) et une somme de 1 million de dollars US (1 million de dollars) avait été prélevée sous forme de découvert et incluse dans la « Dette bancaire », de sorte que les disponibilités en vertu de cette facilité étaient de 361 millions de dollars US (473 millions de dollars). Aucune provision n'a été comptabilisée relativement aux lettres de crédit émises. Au 31 décembre 2003, une somme de 23 millions de dollars US (30 millions de dollars) avait été prélevée, des lettres de crédit émises totalisaient 8 millions de dollars US (10 millions de dollars) et une somme de 5 millions de dollars US (7 millions de dollars) avait été prélevée sous forme de découvert et incluse dans la « Dette bancaire ». Nos emprunts en vertu de la facilité de crédit renouvelable existante portent intérêt à un taux fondé sur les acceptations bancaires en dollars canadiens ou sur le taux LIBOR en dollars US ou sur le taux préférentiel, auquel est ajouté une marge qui varie en fonction de la cote de crédit de Domtar. Cette facilité de crédit exige des frais d'engagement en vertu de pratiques bancaires courantes.

De plus, au 31 mars 2004, une lettre de crédit distincte de 5 millions d'euros (8 millions de dollars) était émise. Aucune provision n'a été comptabilisée relativement à cette lettre de crédit.

Nos conventions d'emprunt comportent des clauses restrictives. En particulier, notre facilité de crédit renouvelable non garantie comporte des clauses qui exigent que nous nous conformions à certains ratios financiers sur une base trimestrielle. Aussi, les conventions de fiducie relatives aux débentures 10 % et 10,85 %

limitent le montant de dividendes que nous pouvons verser, le montant d'actions que nous pouvons racheter aux fins d'annulation et le montant des nouveaux emprunts que nous pouvons contracter.

Au cours du premier trimestre de 2004, nous avons émis des actions ordinaires pour une valeur de 7 millions de dollars, contre 4 millions de dollars au cours du premier trimestre de 2003 dans le cadre de nos régimes d'options et d'achat d'actions. Nous n'avons racheté aucune de nos actions ordinaires aux fins d'annulation au cours des trimestres terminés le 31 mars 2004 et le 31 mars 2003.

Au 29 avril 2004, nous avions 229 682 828 actions ordinaires, 69 576 actions privilégiées de série A et 1 550 000 actions privilégiées de série B, qui étaient émises et en circulation.

Au 29 avril 2004, nous avions 5 800 542 options d'achat d'actions ordinaires octroyées et non levées en vertu du régime d'options et d'achat d'actions des cadres supérieurs.

Opérations hors bilan

Dans le cours normal des activités, nous finançons hors bilan certaines de nos activités en ayant recours à des contrats de location et à la titrisation. La description de ces opérations et leur incidence sur nos résultats d'exploitation et sur notre situation financière pour l'exercice terminé le 31 décembre 2003 figurent à la page 56 de notre rapport annuel 2003[1] et n'ont pas changé de façon importante depuis le 31 décembre 2003.

Garanties

Domtar a donné certaines garanties en ce qui a trait à ses régimes de retraite, son acquisition de E.B. Eddy en 1998, ses ventes d'unités d'exploitation et de biens immobiliers, ses conventions de dette et ses contrats de location. La description de ces garanties et leur incidence sur nos résultats d'exploitation et sur notre situation financière pour l'exercice terminé le 31 décembre 2003 figurent aux pages 56 et 57 de notre rapport annuel 2003[1] et n'ont pas changé de façon importante depuis le 31 décembre 2003.

Obligations contractuelles et engagements commerciaux

Dans le cours normal des activités, nous concluons des obligations contractuelles et des engagements commerciaux, notamment en ce qui a trait aux débentures et aux billets, aux contrats de location-exploitation, aux lettres de crédits, et autres. Le sommaire de nos obligations et de nos engagements au 31 décembre 2003 figure à la page 57 de notre rapport annuel 2003[1] et n'a pas changé de façon importante depuis le 31 décembre 2003.

Pour l'avenir prévisible, nous prévoyons que les flux de trésorerie provenant des activités d'exploitation et de nos diverses sources de financement seront suffisants pour respecter nos obligations contractuelles et nos engagements commerciaux.

[1] Notre rapport annuel 2003 peut être consulté sur notre site web au *www.domtar.com*.

Données financières trimestrielles choisies

Des données financières trimestrielles choisies pour les neuf trimestres les plus récents compris dans la période terminée le 31 mars 2004 sont présentées ci-dessous :

Données financières trimestrielles choisies	1er	2e	3e	4e	2002 Année	1er	2e	3e	4e	2003 Année	**2004 1er**
(en millions de dollars canadiens, sauf indication contraire)											
Ventes	1 421	1 485	1 499	1 454	5 859	1 388	1 336	1 266	1 177	5 167	**1 225**
BAIIA	142	217	233	217	809	176	152	131	57	516	**58**
Avant éléments inhabituels	173	217	233	222	845	176	152	126	65	519	**66**
Bénéfice (perte) d'exploitation	32	118	136	98	384	78	56	36	(262)	(92)	**(33)**
Avant éléments inhabituels	77	118	136	116	447	78	56	31	(30)	135	**(25)**
Bénéfice net (perte nette)	(11)	55	59	38	141	27	8	3	(228)	(190)	**(44)**
Avant éléments inhabituels	19	55	59	50	183	27	15	–	(37)	5	**(38)**
Bénéfice net (perte nette) par action (en dollars) :											
De base	(0,05)	0,24	0,26	0,17	0,62	0,12	0,03	0,01	(1,00)	(0,84)	**(0,19)**
De base, avant éléments inhabituels	0,08	0,24	0,26	0,22	0,80	0,12	0,06	0,00	(0,16)	0,02	**(0,16)**
Dilué(e)	(0,05)	0,24	0,26	0,17	0,61	0,12	0,03	0,01	(1,00)	(0,84)	**(0,19)**
Indice des prix de vente (%)	90	92	93	92	92	93	95	91	90	92	**89**
Ratio des expéditions par rapport à la capacité de production pour nos papiers (%)	94	93	98	94	95	91	92	92	88	91	**98**
Cours moyen du dollar											
CAN	1,594	1,554	1,563	1,569	1,570	1,510	1,398	1,380	1,316	1,401	**1,318**
US	0,627	0,644	0,640	0,637	0,637	0,662	0,715	0,725	0,760	0,714	**0,759**

Les ventes et le bénéfice d'exploitation ont accusé une baisse constante depuis le début de 2003. Cette baisse va essentiellement dans le sens de l'affaiblissement continu du dollar US et de l'environnement de bas prix continu, comme l'indique notre indice des prix de vente. De surcroît, la faiblesse des expéditions a aussi influé sur nos résultats. Nos programmes d'amélioration de la qualité et de la rentabilité inaugurés en 2002 ont joué un rôle dans la réalisation de résultats positifs cette année-là, mais ont été entravés par des conditions de marché difficiles en 2003. Par contre, si l'on exclut l'incidence de la baisse des expéditions, ces initiatives nous ont permis de plus que compenser l'effet de l'inflation sur les salaires et les avantages sociaux. Nous prévoyons renforcer ces programmes de manière à réduire davantage nos coûts.

Le premier trimestre de 2004 a laissé entrevoir les premiers signes de reprise en termes de demande, et notre ratio des expéditions par rapport à la capacité de production pour nos papiers a grimpé à 98 % par rapport au creux de 88 % enregistré au quatrième trimestre de 2003. Nos résultats au premier trimestre de 2004 sont demeurés en ligne avec le rendement enregistré au quatrième trimestre de 2003. Cette situation est imputable au fait que l'augmentation des expéditions et les efforts soutenus en matière de réduction de coûts ont été atténués par la baisse des prix de vente.

En outre, face à la faiblesse du dollar US et à l'environnement de bas prix, nous avons poursuivi la restructuration de notre groupe des exploitations canadiennes de la fabrication de pâte et papier afin de s'assurer que ces exploitations demeurent rentables lorsque le dollar canadien vaut 75 cents par rapport au dollar US et que les prix de vente des papiers sont à des niveaux de bas de cycle. Nous prévoyons que cette initiative devrait, de pair avec la réorganisation de notre usine de papier à Vancouver, générer des économies annuelles d'environ 50 millions de dollars une fois entièrement déployée. Ces mesures contribuent, de façon importante, à nos efforts pour améliorer notre rentabilité de l'ordre de 200 millions de dollars afin d'atteindre notre objectif d'offrir un rendement de l'avoir des actionnaires de 15 % pendant un cycle d'affaires. Le reste des économies devrait être réalisé en 2004 et en 2005 et proviendra des programmes d'amélioration de la qualité et de la rentabilité, incluant les avantages résultant du déploiement d'un système de PRO, de la mise en service d'un nouveau système de logistique d'expédition du papier et de gestion des transports et des ateliers d'amélioration continue Kaïzen.

En général, les deuxièmes et troisièmes trimestres sont meilleurs en termes de résultats en raison de facteurs saisonniers car habituellement la demande s'intensifie au printemps et en été.

Changements de conventions comptables

Principes comptables généralement reconnus et présentation des états financiers

Le 1er janvier 2004, Domtar a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) publiées dans les nouveaux chapitres du Manuel : le chapitre 1100, « Principes comptables généralement reconnus » et le chapitre 1400, « Normes générales de présentation des états financiers ». Le chapitre 1100 décrit ce que sont les principes comptables généralement reconnus (PCGR) du Canada et indique les sources de ces principes. De plus, il fournit des indications sur les sources à consulter dans le choix des conventions comptables à employer et dans la détermination des informations à fournir et ce, lorsqu'un sujet n'est pas traité explicitement dans les sources premières des PCGR, établissant ainsi une nouvelle codification de la hiérarchie des PCGR canadiens. Quant au chapitre 1400, il donne des directives générales sur la présentation des états financiers et clarifie en quoi consiste une image fidèle selon les PCGR.

Par conséquent, Domtar a reclassé les frais de livraison ainsi que les droits compensatoires et antidumping imposés aux exportateurs de bois d'œuvre de résineux aux États-Unis du poste Ventes au poste Coût des produits vendus. Pour la période de trois mois terminée le 31 mars 2004, les frais de livraison s'élevaient à 84 millions de dollars (2003 – 84 millions de dollars) et les droits compensatoires et antidumping s'élevaient à 12 millions de dollars (2003 – 8 millions de dollars). L'adoption de ces recommandations n'a pas d'autres répercussions importantes sur les états financiers consolidés intermédiaires non vérifiés.

Relations de couverture

Le 1er janvier 2004, Domtar a adopté les nouvelles recommandations de l'ICCA concernant la comptabilité relative aux relations de couverture publiées dans la note d'orientation 13 (NOC-13), « Relations de couverture ». La note d'orientation traite de l'identification, de la désignation, de la documentation et de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. Elle traite également de la cessation de la comptabilité de couverture et établit des conditions préalables qui devront être satisfaites pour pouvoir appliquer la comptabilité de couverture. En vertu de cette note d'orientation, les informations relatives aux relations de couverture doivent être documentées, et l'efficacité de la couverture doit être démontrée et documentée. En date du 1er janvier 2004, Domtar a en place toute la documentation relative aux relations de couverture nécessaire pour pouvoir appliquer la comptabilité de couverture dans le cas des swaps de taux d'intérêt, des contrats de change à terme, des options sur devises, des swaps de marchandises liés aux prix de la pâte et de l'énergie.

Pour certaines de ses ententes de swaps sur marchandises, Norampac (une coentreprise détenue à parts égales par la Société et Cascades Inc.) ne rencontre pas les conditions d'efficacité de couverture. Norampac doit donc comptabiliser ces contrats à la juste valeur. La juste valeur de ces ententes est réévaluée à chaque trimestre et un gain ou une perte non réalisé est constaté aux résultats consolidés. Bien que ces ententes de swaps de marchandises ne rencontrent pas les conditions de la NOC-13, Norampac croit que d'un point de vue opérationnel ces ententes sont efficaces dans la réduction de son exposition au risque. Pour les trois mois terminés le 31 mars 2004, un gain non réalisé de 6 millions de dollars est inclus au Coût des produits vendus représentant la quote-part de la Société dans le gain non réalisé sur des ententes de swaps de marchandises de Norampac.

Obligations liées à la mise hors service d'immobilisations
Le 1er janvier 2004, Domtar a adopté rétroactivement avec redressement des périodes antérieures les nouvelles recommandations de l'ICCA publiées dans le nouveau chapitre du Manuel: le chapitre 3110 « Obligations liées à la mise hors service d'immobilisations ». Selon ce chapitre, les entités sont tenues de constater une obligation à sa juste valeur lorsqu'il y a une obligation juridique liée à la mise hors service d'une immobilisation dans la période au cours de laquelle elle naît. Les coûts qui en découlent sont capitalisés et augmentent la valeur comptable de l'immobilisation en cause et sont amortis sur sa durée de vie utile restante. L'obligation est évaluée en utilisant un taux d'intérêt sans risque ajusté en fonction de la qualité du crédit. Les principes qui sous-tendent le chapitre 3110 sont analogues aux exigences du SFAS 143, «Accounting for Asset Retirement Obligations» adopté aux fins des PCGR des États-Unis le 1er janvier 2003. Les obligations liées à la mise hors service d'immobilisations visées par le Statement 143 étaient initialement rattachées aux obligations relatives au recouvrement de sites d'enfouissement, à l'élimination de l'amiante sur du matériel et à la démolition de certains bâtiments abandonnés. En considérant les actifs et les passifs relatifs à ces éléments, les répercussions de l'application du SFAS 143 n'étaient pas considérées importantes au 1er janvier 2003. Aucune obligation liée à la mise hors service d'immobilisations n'a été enregistrée dans le cas d'immobilisations comportant des dates de règlement indéterminées, comme l'élimination de l'amiante liée à des bâtiments. Pour ces immobilisations, une obligation doit être initialement constatée dans la période au cours de laquelle il existe une information suffisante pour estimer une fourchette de dates de règlement potentielles. Au 31 mars 2004, l'adoption du chapitre 3110 a eu pour effet d'augmenter la perte de 0,6 million de dollars (2003 – néant), de diminuer les bénéfices non répartis à l'ouverture de la période de 4,0 millions de dollars (2003 – néant), de diminuer les actifs de 0,3 million de dollars (31 décembre 2003 – 8,4 millions de dollars) et d'augmenter les passifs de 0,3 million de dollars (31 décembre 2003 – diminuer les passifs de 4,4 millions de dollars).

Conventions comptables critiques

La préparation des états financiers conformément aux PCGR du Canada exige de la part de la direction certaines estimations et hypothèses qui influent sur nos résultats d'exploitation et sur notre situation financière. Régulièrement, la direction réévalue ses estimations relatives, entre autres, aux questions environnementales, aux durées de vie utile, à la dépréciation d'actifs à long-terme et aux écarts d'acquisition, aux régimes de retraite et autres avantages sociaux futurs et aux impôts sur les bénéfices, en fonction de l'information courante disponible. Les résultats réels pourraient différer de ces estimations.

Ces conventions comptables critiques reflètent des questions qui comportent un degré important d'estimation de la part de la direction au sujet d'événements futurs, de même que les jugements les plus complexes et les plus subjectifs, et sont subordonnés à un bon degré d'incertitude relativement à la mesure.

L'analyse de la méthodologie et des hypothèses qui sous-tendent ces estimations comptables critiques, leur effet sur nos résultats d'exploitation et sur notre situation financière pour l'exercice terminé le 31 décembre 2003, ainsi que l'incidence des changements sur ces estimations figurent aux pages 62 à 66 de notre rapport annuel 2003[1] et n'ont pas changé de façon importante depuis le 31 décembre 2003.

Risques et incertitudes

Prix des produits
Notre rendement financier est sensible aux prix de vente de nos produits. Les marchés de la plupart des produits de papier, de pâte, de bois d'œuvre et d'emballage sont cycliques et sont influencés par plusieurs facteurs indépendants de notre volonté. Ces facteurs incluent les périodes d'offre excédentaire de produits résultant de l'ajout de capacité de production, les périodes où la demande diminue en raison de la faiblesse de l'activité économique générale en Amérique du Nord ou sur les marchés internationaux, le déstockage chez les clients et les fluctuations des taux de change. En période de prix peu élevés, nous avons connu, et nous pourrions connaître encore, des périodes de baisse de revenus et d'amenuisement des marges entraînant de fortes diminutions de la rentabilité et quelquefois des pertes nettes. Voir l'«Analyse de sensibilité».

Risques d'exploitation
Nos activités commerciales sont soumises à des risques d'exploitation, notamment la concurrence, le rendement de fournisseurs et de distributeurs importants, le

[1] Notre rapport annuel 2003 peut être consulté sur notre site web au *www.domtar.com*.

renouvellement de conventions collectives, les risques liés à la réglementation, l'intégration réussie de nouvelles acquisitions, le maintien en poste de personnel clé et la fiabilité des systèmes informatiques. De plus, les frais d'exploitation de nos activités commerciales pourraient être influencés par des augmentations ou des réductions des prix de l'énergie et d'autres matières premières à la suite de l'évolution de la conjoncture économique ou politique ou en raison de questions particulières liées à l'offre et à la demande.

Taux de change

Les fluctuations du taux de change entre le dollar canadien et le dollar américain influent sur les revenus que nous tirons d'un grand nombre de nos produits, comme ce fut le cas en 2003 et au premier trimestre de 2004. Toute diminution de la valeur du dollar US par rapport au dollar canadien réduit notre rentabilité. Le prix d'un grand nombre de nos produits, y compris ceux que nous vendons au Canada, est en général tributaire du prix des produits semblables sur le marché américain. Les ventes libellées en dollars US générées par nos exploitations, déduction faite des achats libellés en dollars US, représentent environ 1 milliard de dollars US par année. Les intérêts sur notre dette libellée en dollars US réduisent cette somme (environ 0,1 milliard de dollars par année). Les fluctuations du taux de change sont indépendantes de notre volonté, et il se peut que, dans l'avenir, le dollar américain continue de se déprécier par rapport au dollar canadien, ce qui diminuerait les revenus et les marges.

Environnement

Nous sommes assujettis à la réglementation américaine et canadienne relative à l'environnement portant, entre autres, sur les effluents et les émissions atmosphériques, l'exploitation forestière, les activités de sylviculture, la gestion des déchets et la qualité des nappes d'eau souterraines. Cette réglementation nous contraint à obtenir des autorisations des autorités gouvernementales compétentes et à nous conformer aux conditions de ces autorisations. Ces autorités gouvernementales exercent un très grand pouvoir discrétionnaire quant à ces autorisations et quant au moment de leur octroi. L'inobservation des lois, règlements ou conditions des permis applicables en matière d'environnement pourrait entraîner l'imposition d'amendes ou de pénalités ou encore des mesures d'application de la loi par les organismes de réglementation, notamment des ordonnances réglementaires ou judiciaires interdisant ou réduisant certaines activités ou exigeant des mesures correctives, l'installation d'équipement de contrôle environnemental ou des mesures de restauration, ce qui pourrait, dans l'un ou l'autre cas, occasionner des dépenses importantes et porter atteinte à nos résultats financiers et à notre situation financière. De plus, nous pourrions être tenus d'engager d'autres dépenses importantes susceptibles d'influer négativement sur nos résultats financiers et notre situation financière à la suite de modifications apportées aux lois et aux règlements en matière d'environnement et à leur application.

Nous continuons de prendre des mesures correctives en vertu de notre programme de restauration des sols à certains sites que nous exploitions, en particulier dans le secteur de la préservation du bois, en raison de la contamination possible des sols, de sédiments ou de la nappe d'eau souterraine. Les processus d'investigation et de restauration sont longs et incertains en raison des changements touchant les exigences réglementaires, de la mise au point d'applications technologiques et de la répartition de la responsabilité éventuelle entre les parties.

Au 31 mars 2004, nous avions une provision de 62 millions de dollars relativement aux questions environnementales. Bien que nous soyons d'avis que nous avons déterminé les coûts probables relatifs aux questions environnementales qui seraient engagés, compte tenu des renseignements connus, les mesures courantes que nous avons prises pour identifier les préoccupations environnementales potentielles liées à nos exploitations anciennes et actuelles pourraient donner lieu à des investigations futures au chapitre de l'environnement. Ces mesures pourraient mener à la détermination de coûts et de responsabilités additionnels en matière d'environnement qui ne peuvent pas être estimés présentement.

En outre, l'industrie américaine des pâtes et papiers est assujettie aux *Cluster Rules* qui réglementent davantage les effluents et les émissions atmosphériques. Nous respectons la réglementation existante.

Droits en matière d'exportation de bois d'œuvre

Nos ventes du secteur du bois représentaient environ 9 % de nos ventes consolidées au premier trimestre de 2004 et nous avons exporté environ 60 % de nos produits de bois d'œuvre de résineux aux États-Unis.

Le département américain du commerce a annoncé qu'il avait imposé à l'industrie canadienne de bois d'œuvre de résineux l'obligation de faire des dépôts en espèces relativement aux droits compensatoires et aux droits antidumping totaux définitifs d'un taux moyen de 27,22 %, soit 18,79 % pour les droits compensatoires et 8,43 % pour les droits antidumping. Depuis le 22 mai 2002, conformément à la décision finale de la *International Trade Commission* des États-Unis, nous avons effectué les dépôts en espèces imposés sur nos exportations de bois d'œuvre de résineux aux États-Unis. Le gouvernement du Canada conteste l'ensemble de ces droits devant l'Organisation mondiale du commerce (OMC) et en vertu de l'Accord de libre-échange nord-américain (ALENA). Nous enregistrons actuellement et pourrions continuer

d'enregistrer une baisse de revenus et de marges dans notre secteur du bois par suite de l'imposition de droits compensatoires et antidumping ou par suite de la conclusion d'une nouvelle entente entre les États-Unis et le Canada.

Poursuites

Dans le cours normal de nos activités, nous faisons l'objet de diverses poursuites reliées surtout à des différends contractuels, à des contrefaçons de brevet, à des réclamations au titre de l'environnement et de la garantie de produits ainsi qu'à des problèmes de main-d'œuvre. Bien qu'il soit impossible de prédire avec certitude l'issue des poursuites non réglées ou en suspens au 31 mars 2004, nous sommes d'avis que leur règlement n'aura pas d'effet négatif important sur notre situation financière, nos résultats ou nos flux de trésorerie.

En avril 2003, le Bureau de la concurrence du Canada (« Bureau ») a amorcé une enquête portant sur les principaux distributeurs canadiens de papier autocopiant et d'autres produits de papiers fins, y compris nos marchands de papiers au Canada. En mars 2004, le Bureau étendait son enquête pour couvrir les rapports d'affaires entre la Société et Xerox Canada Limitée. Bien que l'enquête soit toujours en cours, nous ne pouvons prédire l'issue de cette enquête ni les répercussions, s'il en est, qu'elle pourrait avoir à notre égard.

Analyse de sensibilité

Notre bénéfice d'exploitation, notre bénéfice net et notre bénéfice par action pourraient subir l'effet des variations suivantes :

	Incidence annuelle approximative sur le[1, 2]		
	Bénéfice d'exploitation	Bénéfice net	Bénéfice par action
(en millions de dollars canadiens, à l'exception du bénéfice par action)			
Variation de 10 $ US par unité du prix de vente des produits suivants[3] :			
Papiers			
Papiers pour reprographie et offset	19	13	0,05
Papiers non couchés d'impression commerciale et de publication et papiers numériques haut de gamme	8	5	0,02
Papiers couchés d'impression commerciale et de publication	5	3	0,01
Papiers d'usage technique et de spécialité	5	3	0,02
Pâte – position nette	9	6	0,03
Bois			
Bois d'œuvre	13	8	0,04
Emballages			
Cartons-caisses	4	3	0,01
Devises (Variation de 0,01 $ CAN en valeur relative par rapport au dollar US avant couverture)			
Effet des prix en $ US sur les ventes à l'exportation, net des achats en $ US, excluant Norampac	10[5]	6	0,03
Taux d'intérêt			
Variation de 1 % du taux d'intérêt sur notre dette à taux variable (excluant Norampac)	s.o.	5	0,02
Énergie[4]			
Gaz naturel : variation de 0,25 $ US par MMBtu avant couverture	6	4	0,02
Pétrole brut : variation de 1 $ US par baril avant couverture	3	2	0,01

[1] Compte tenu du taux de change de 1,333.
[2] Compte tenu d'un taux marginal d'imposition de 35 %.
[3] Compte tenu des capacités de production budgétisées pour 2004 (en tonnes, tonnes métriques ou Mpmp).
[4] Compte tenu des niveaux de consommation budgétisés en 2004. La ventilation de consommation entre les sources d'énergie peut varier pendant l'année pour tirer profit des conditions de marchés.
[5] De plus, nos prix de vente au Canada continueront de subir l'effet d'importantes fluctuations dans la valeur du dollar US pendant un certain temps étant donné qu'ils sont tributaires des prix libellés en dollars US.

À noter que Domtar pourrait, de temps à autre, couvrir une partie de ses positions au chapitre des taux de change, de la pâte commerciale nette, des cartons-caisses, des taux d'intérêt et de l'énergie.

Prix nominaux de référence[1]	1995	1996	1997	1998	1999	2000	2001	2002	2003	T1 2003	**T1 2004**	Tendance[2]
Papiers												
Papiers pour reprographie, feuilles 20 lb ($ US/tonne)	1 123	848	769	780	778	877	815	776	768	793	**723**	824
Papiers offset, rouleaux 50 lb ($ US/tonne)	983	736	756	666	659	757	719	692	628	673	**587**	735
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	1 200	943	941	909	851	948	853	767	804	810	**768**	931
Pâte KBRN ($ US/TMSA)	874	586	588	544	541	685	558	491	553	507	**600**	596
Bois												
Bois d'œuvre 2 x 4 x 8 ($ US/Mpmp)	335	403	383	376	390	316	345	334	327	314	**368**	342
Emballages												
Papier couverture kraft non blanchi, 42 lb Est ($ US/tonne)	511	371	336	373	400	468	445	427	421	428	**412**	421
Indice des prix de vente[3] avant l'acquisition de quatre usines américaines	120 %	100 %	99 %	94 %	93 %	102 %						
Indice des prix de vente[3] avant l'incidence des droits relatifs au bois d'œuvre							97 %	92 %	92 %	93 %	**89 %**	100 %
Cours moyen du dollar												
CAN	1,372	1,364	1,385	1,484	1,486	1,485	1,549	1,570	1,401	1,510	**1,318**	
US	0,729	0,733	0,722	0,674	0,673	0,673	0,646	0,637	0,714	0,662	**0,759**	

[1] Source : *Pulp & Paper Week* et *Random Lengths*.
[2] Source : Consensus des analystes des prix normalisés au 30 novembre 2003.
[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés par la capacité de production, en relation avec les prix moyens de cycle.

Perspectives

L'économie américaine montre des signes de reprise encourageants, ce qui entraîne des effets positifs sur plusieurs de nos marchés. Bien que nous ayons continué à faire face à des éléments hors de notre volonté au cours du premier trimestre de 2004, tels que la faiblesse du dollar US qui influe sur nos exploitations canadiennes et des prix de bas de cycle, nous avons connu une amélioration de la demande de nos produits vers la fin du trimestre. En effet, les carnets de commandes sont présentement solides et, par conséquent, des hausses de prix ont été annoncées pour le papier non couché, pour la pâte de résineux et de feuillus et pour le papier couverture.

Nous continuerons néanmoins à prendre des mesures pour améliorer notre rentabilité de 200 millions de dollars afin d'atteindre notre objectif d'offrir un rendement de l'avoir des actionnaires de 15 % pendant un cycle d'affaires. En plus des économies de 50 millions de dollars que nous prévoyons suite à la restructuration de nos exploitations canadiennes de la fabrication de pâte et papier, le reste des économies attendues de 150 millions de dollars devrait être réalisé en 2004 et 2005 et proviendra de nos programmes d'amélioration de la qualité et de la rentabilité, incluant les avantages résultant du déploiement d'un système de PRO, de la mise en service d'un nouveau système de logistique d'expédition du papier et de gestion des transports, et des ateliers d'amélioration continue Kaïzen. Nous estimons que l'accent que l'on met sur nos clients et nos programmes d'amélioration de la qualité et de la rentabilité nous permettront de tirer pleinement avantage de l'amélioration de l'économie et d'offrir des rendements supérieurs à nos actionnaires.

Attestations

Nous nous sommes conformés aux exigences du « *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs* » émis par les Autorités canadiennes en valeurs mobilières et avons déposé le formulaire 52-109AT2 « Attestation des documents intermédiaires pendant la période de transition » auprès des autorités réglementaires appropriées au Canada. Ces attestations peuvent être consultées sur le site web de SEDAR.

Il est possible d'obtenir des renseignements additionnels, y compris notre notice annuelle, sur le site de SEDAR à www.sedar.com et sur le site de EDGAR à www.sec.gov/edgar.shtml.

Résultats consolidés Trois mois terminés le 31 mars	2004	**2004**	2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$
Ventes (note 2)	935	**1 225**	1 388
Charges d'exploitation			
Coût des produits vendus (note 2)	827	**1 084**	1 134
Frais de vente, généraux et d'administration	57	**75**	78
Amortissement	70	**91**	98
Frais de fermeture et de réorganisation (note 4)	6	**8**	–
	960	**1 258**	1 310
Bénéfice (perte) d'exploitation	(25)	**(33)**	78
Charge de financement	30	**39**	41
Amortissement du gain reporté	(1)	**(1)**	(1)
Bénéfice (perte) avant impôts sur les bénéfices	(54)	**(71)**	38
Impôts sur les bénéfices (recouvrement)	(20)	**(27)**	11
Bénéfice (perte) net(te)	(34)	**(44)**	27
Par action ordinaire (en dollars) (note 5)			
Bénéfice (perte) net(te)			
De base	(0,14)	**(0,19)**	0,12
Dilué(e)	(0,14)	**(0,19)**	0,12
Nombre moyen pondéré d'actions ordinaires en circulation (millions)			
De base	228,2	**228,2**	226,9
Dilué(e)	228,2	**228,2**	228,9

Les notes afférentes font partie intégrante des états financiers consolidés.

Bilans consolidés	31 mars 2004	31 mars **2004**	31 décembre 2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$ Redressés (note 2)
Actif			
Actif à court terme			
Espèces et quasi-espèces	54	**71**	48
Débiteurs	222	**291**	197
Stocks	523	**685**	670
Frais payés d'avance	26	**34**	22
Impôts sur les bénéfices à recevoir	20	**27**	29
Impôts futurs	45	**59**	60
	890	**1 167**	1 026
Terrains, bâtiments et matériel	3 443	**4 512**	4 532
Écarts d'acquisition	59	**77**	77
Autres éléments d'actifs	173	**226**	212
	4 565	**5 982**	5 847
Passif et avoir des actionnaires			
Passif à court terme			
Dette bancaire	17	**22**	19
Fournisseurs et autres créditeurs	520	**681**	652
Impôts sur les bénéfices et autres taxes à payer	27	**36**	28
Tranche de la dette à long terme échéant à moins de un an	4	**6**	5
	568	**745**	704
Dette à long terme	1 693	**2 218**	2 054
Impôts futurs	406	**532**	562
Autres éléments de passif et crédits reportés	275	**360**	360
Avoir des actionnaires			
Actions privilégiées	31	**41**	42
Actions ordinaires	1 345	**1 763**	1 756
Surplus d'apport	6	**7**	6
Bénéfices non répartis	344	**451**	508
Redressements cumulés de conversion des devises étrangères (note 7)	(103)	**(135)**	(145)
	1 623	**2 127**	2 167
	4 565	**5 982**	5 847

Les notes afférentes font partie intégrante des états financiers consolidés.

Flux de trésorerie consolidés Trois mois terminés le 31 mars	2004	**2004**	2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$
Activités d'exploitation			
Bénéfice (perte) net(te)	(34)	**(44)**	27
Éléments hors caisse :			
Amortissement	70	**91**	98
Impôts futurs	(23)	**(30)**	6
Amortissement du gain reporté	(1)	**(1)**	(1)
Frais de fermeture et de réorganisation (note 4)	6	**8**	–
Autres	(5)	**(7)**	3
	13	**17**	133
Variation des éléments du fonds de roulement et autres éléments			
Débiteurs	(74)	**(97)**	(44)
Stocks	(14)	**(18)**	(40)
Frais payés d'avance	(11)	**(14)**	(9)
Fournisseurs et autres créditeurs	15	**20**	(53)
Impôts sur les bénéfices et autres taxes	7	**9**	(1)
Règlement anticipé des ententes de swaps de taux d'intérêt (note 6)	15	**20**	–
Autres	(4)	**(6)**	(7)
Paiements des frais de fermeture, net du produit de disposition	–	**–**	(3)
	(66)	**(86)**	(157)
Flux de trésorerie utilisés par les activités d'exploitation	(53)	**(69)**	(24)
Activités d'investissement			
Acquisitions nettes de terrains, bâtiments et matériel	(31)	**(41)**	(41)
Flux de trésorerie utilisés par les activités d'investissement	(31)	**(41)**	(41)
Activités de financement			
Dividendes versés	(11)	**(14)**	(9)
Évolution de la dette bancaire	3	**4**	7
Évolution des crédits bancaires renouvelables, déduction faite des frais	107	**140**	96
Émissions de dette à long terme, déduction faite des frais	1	**1**	–
Remboursement de la dette à long terme	(3)	**(4)**	(17)
Émissions d'actions ordinaires, déduction faite des frais	5	**7**	4
Rachats d'actions privilégiées	(1)	**(1)**	(1)
Flux de trésorerie provenant des activités de financement	101	**133**	80
Augmentation nette des espèces et quasi-espèces	17	**23**	15
Écart de conversion relatif aux espèces et quasi-espèces	–	**–**	(3)
Espèces et quasi-espèces à l'ouverture de la période	37	**48**	38
Espèces et quasi-espèces à la clôture de la période	54	**71**	50

Les notes afférentes font partie intégrante des états financiers consolidés.

Bénéfices non répartis consolidés Trois mois terminés le 31 mars	2004	**2004**	2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$
Bénéfices non répartis à l'ouverture de la période – tels que présentés	391	**512**	753
Effet cumulatif des changements de conventions comptables (note 2)	(3)	**(4)**	–
Bénéfices non répartis à l'ouverture de la période – tels que redressés	388	**508**	753
Bénéfice (perte) net(te)	(34)	**(44)**	27
Dividendes sur les actions ordinaires	(10)	**(13)**	(9)
Bénéfices non répartis à la clôture de la période	344	**451**	771

Les notes afférentes font partie intégrante des états financiers consolidés.

Notes afférentes aux états financiers consolidés

Trois mois terminés le 31 mars 2004 (en millions de dollars canadiens, sauf indication contraire)

Note 1. Mode de présentation

De l'avis de la direction, les états financiers consolidés intermédiaires non vérifiés ci-joints, dressés selon les principes comptables généralement reconnus du Canada, contiennent tous les ajustements nécessaires pour présenter fidèlement la situation financière de Domtar Inc. (Domtar) au 31 mars 2004 et au 31 décembre 2003, ainsi que les résultats de son exploitation et ses flux de trésorerie pour les trois mois terminés le 31 mars 2004 et 2003.

Bien que la direction estime que l'information est divulguée de façon adéquate, ces états financiers consolidés intermédiaires non vérifiés et les notes afférentes devraient être lus conjointement avec les états financiers consolidés annuels de Domtar.

Les conventions comptables utilisées dans la préparation de ces états financiers consolidés intermédiaires non vérifiés sont les mêmes que celles utilisées pour les plus récents états financiers consolidés annuels, à l'exception des changements décrits à la note 2.

Note 2. Changements de conventions comptables

Principes comptables généralement reconnus et présentation des états financiers

Le 1er janvier 2004, Domtar a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) publiées dans les nouveaux chapitres du Manuel : le chapitre 1100, « Principes comptables généralement reconnus » et le chapitre 1400, « Normes générales de présentation des états financiers ». Le chapitre 1100 décrit ce que sont les principes comptables généralement reconnus (PCGR) du Canada et indique les sources de ces principes. De plus, il fournit des indications sur les sources à consulter dans le choix des conventions comptables à employer et dans la détermination des informations à fournir et ce, lorsqu'un sujet n'est pas traité explicitement dans les sources premières des PCGR, établissant ainsi une nouvelle codification de la hiérarchie des PCGR canadiens. Quant au chapitre 1400, il donne des directives générales sur la présentation des états financiers et clarifie en quoi consiste une image fidèle selon les PCGR.

Par conséquent, Domtar a reclassé les frais de livraison ainsi que les droits compensatoires et antidumping imposés aux exportateurs de bois d'œuvre de résineux aux États-Unis du poste Ventes au poste Coût des produits vendus. Pour la période de trois mois terminée le 31 mars 2004, les frais de livraison s'élevaient à 84 millions de dollars (2003 – 84 millions de dollars) et les droits compensatoires et antidumping s'élevaient à 12 millions de dollars (2003 – 8 millions de dollars).

L'adoption de ces recommandations n'a pas d'autres répercussions importantes sur les états financiers consolidés intermédiaires non vérifiés.

Relations de couverture

Le 1er janvier 2004, Domtar a adopté les nouvelles recommandations de l'ICCA concernant la comptabilité relative aux relations de couverture publiées dans la note d'orientation 13 (NOC-13), « Relations de couverture ». La note d'orientation traite de l'identification, de la désignation, de la documentation et de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. Elle traite également de la cessation de la comptabilité de couverture et établit des conditions préalables qui devront être satisfaites pour pouvoir appliquer la comptabilité de couverture. En vertu de cette note d'orientation, les informations relatives aux relations de couverture doivent être documentées, et l'efficacité de la couverture doit être démontrée et documentée. En date du 1er janvier 2004, Domtar a en place toute la documentation relative aux relations de couverture nécessaires pour pouvoir appliquer la comptabilité de couverture dans le cas des swaps de taux d'intérêt, des contrats de change à terme, des options sur devises, des swaps de marchandises liés aux prix de la pâte et de l'énergie.

Pour certaines de ses ententes de swaps sur marchandises, Norampac (une coentreprise détenue à parts égales par la Société et Cascades inc.) ne rencontre pas les conditions d'efficacité de couverture. Norampac doit donc comptabiliser ces contrats à la juste valeur. La juste valeur de ces ententes est réévaluée à chaque trimestre et un gain ou une perte non réalisé est constaté aux résultats consolidés. Bien que ces ententes de swaps de marchandises ne rencontrent pas les conditions de la NOC-13, Norampac croit que d'un point de vue opérationnel ces ententes sont efficaces dans la réduction de son exposition au risque. Pour les trois mois terminés le 31 mars 2004, un gain non réalisé de 6 millions de dollars est inclus au Coût des produits vendus représentant la quote-part de la Société dans le gain non réalisé sur des ententes de swaps de marchandises de Norampac.

Obligations liées à la mise hors service d'immobilisations

Le 1er janvier 2004, Domtar a adopté rétroactivement avec redressement des périodes antérieures les nouvelles recommandations de l'ICCA publiées dans le nouveau chapitre du Manuel : le chapitre 3110 « Obligations liées à la mise hors service d'immobilisations ». Selon ce chapitre, les entités sont tenues de constater une obligation à sa juste valeur lorsqu'il y a une obligation juridique liée à la mise hors service d'une immobilisation dans la période au cours de laquelle elle naît. Les coûts qui en découlent sont capitalisés et augmentent la valeur comptable de l'immobilisation en cause et sont amortis sur sa durée de vie utile restante. L'obligation est évaluée en utilisant un taux d'intérêt sans risque ajusté en fonction de la qualité du crédit. Les principes qui sous-tendent le chapitre 3110 sont analogues aux exigences du SFAS 143, « Accounting for Asset Retirement Obligations » adopté aux fins des PCGR des États-Unis le 1er janvier 2003. Les obligations liées à la mise hors service d'immobilisations visées par le Statement 143 étaient initialement rattachées aux obligations relatives au recouvrement de sites d'enfouissement, à l'élimination de l'amiante sur du matériel et à la démolition de certains bâtiments abandonnés. En considérant les actifs et les passifs relatifs à ces éléments, les répercussions de l'application du SFAS 143 n'étaient pas considérées importantes au 1er janvier 2003. Aucune obligation liée à la mise hors service d'immobilisations n'a été enregistrée dans le cas d'immobilisations comportant des dates de règlement indéterminées, comme l'élimination de l'amiante liée à des bâtiments. Pour ces immobilisations, une obligation doit être initialement constatée dans la période au cours de laquelle il existe une information suffisante pour estimer une fourchette de dates de règlement potentielles. Au 31 mars 2004, l'adoption du chapitre 3110 a eu pour effet d'augmenter la perte de 0,6 million de dollars (2003 – néant), de diminuer les bénéfices non répartis à l'ouverture de la période de 4,0 millions de dollars (2003 – néant), de diminuer les actifs de 0,3 million de dollars (31 décembre 2003 – 8,4 millions de dollars) et d'augmenter les passifs de 0,3 million de dollars (31 décembre 2003 – diminuer les passifs de 4,4 millions de dollars).

Note 3.
Montants en dollars US

Les états financiers consolidés intermédiaires non vérifiés sont exprimés en dollars canadiens et seulement pour le bénéfice du lecteur, les états financiers consolidés intermédiaires non vérifiés de 2004 ainsi que les tableaux de certaines notes afférentes ont été convertis en dollars US au taux de clôture du mois de mars 2004 de 1,00 $ CAN = 0,7631 $ US. Cette conversion ne doit pas être considérée comme une application des recommandations comptables relatives à la conversion des devises étrangères, mais comme une information supplémentaire fournie au lecteur.

Note 4.
Frais de fermeture et de réorganisation

Frais de fermeture

Le 31 mars 2004, Domtar a vendu à une tierce partie, dans son état actuel, son usine de papier située à St. Catharines, Ontario, fermée depuis septembre 2002, pour 1 million de dollars. Par conséquent, la majorité de la provision pour frais de fermeture fut renversée. Le solde de la provision, s'élevant à 1 million de dollars, est relié aux indemnités de départs et aux engagements et éventualités liés à l'environnement.

Frais de réorganisation

En mars 2004, la direction de Domtar s'est engagée à mettre en œuvre un programme de réduction de l'effectif et de réorganisation au sein de son groupe des exploitations canadiennes de fabrication de pâte et papier. Ce programme concerne les usines de pâte et papier situées à Cornwall, Espanola, Ottawa-Hull, Port-Huron et Windsor. En tout, 330 employés seront visés par ce programme de 2004 à 2006, soit 181 licenciements, 129 attritions, 14 redéploiements dans d'autres activités et 6 postes présentement vacants qui ne seront pas pourvus. Le total des indemnités de départ et des prestations de cessation d'emploi constatées en mars 2004, représentant tous les coûts reliés aux indemnités de départ et prestations de cessation d'emploi en vertu de ce programme, s'élevaient à 16 millions de dollars, incluant 3 millions de dollars attribuables aux coûts de compressions de régimes de retraite. D'autres coûts prévus reliés au programme seront encourus de 2004 à 2006, soit des frais de formation de 6 millions de dollars, frais d'aide à la réinsertion des employés de 1 million de dollars et frais de règlements de régimes de retraite, non encore déterminable, qui seront comptabilisés lorsque encourus. Pour accomplir ce programme, Domtar devra investir approximativement 14 millions de dollars en immobilisations de 2004 à 2006.

Le tableau suivant montre un rapprochement de toutes les provisions pour la période se terminant le 31 mars 2004 :

	Frais de réorganisation Groupe d'exploitation canadiennes de fabrication de pâte et papier*	Frais de fermeture St. Catharines	Total
	$	$	**$**
Solde à l'ouverture de la période	5	8	**13**
Paiements d'indemnités de départ	(2)	–	**(2)**
Renversement de provision	–	(8)	**(8)**
Produit de disposition	–	1	**1**
Additions			
Frais de main-d'œuvre	16	–	**16**
Solde à la clôture de la période	**19**	**1**	**20**

* Le solde à l'ouverture de la période correspond à la provision constatée en décembre 2003 relativement à la fermeture définitive d'une machine à papier à l'usine de papier située à Vancouver, Colombie-Britannique.

Note 5. Bénéfice (perte) par action

Le bénéfice (perte) net(te) de base par action est calculé(e) en divisant le bénéfice (perte) net(te) par le nombre moyen pondéré d'actions en circulation au cours de la période.

Le bénéfice (perte) net(te) dilué(e) par action est calculé(e) en divisant le bénéfice (perte) net(te) se rapportant aux actions ordinaires par le nombre moyen pondéré d'actions en circulation au cours de la période, plus les effets des titres dilutifs équivalant aux actions ordinaires comme les options et les accords financiers destinés à l'achat d'actions. Le bénéfice (perte) net(te) dilué(e) par action est calculé(e) selon la méthode du rachat d'actions, en présumant que tous les titres équivalant à des actions ordinaires ont été exercés au début de la période ou à la date d'émission, selon le cas, et que les fonds en découlant ont été utilisés pour acheter des actions ordinaires de Domtar à la valeur moyenne à la cote des actions ordinaires au cours de la période. Si des pertes sont subies au cours d'une période, les options d'achat d'actions ordinaires ne sont pas incluses dans le calcul du bénéfice (perte) net(te) dilué(e) par action étant donné leur effet antidilutif.

Le tableau suivant présente le rapprochement entre le bénéfice (perte) de base par action et le bénéfice (perte) dilué(e) par action.

	2004	**2004**	2003
	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$
Bénéfice (perte) net(te)	(34)	**(44)**	27
Montant requis pour les dividendes sur les actions privilégiées	–	**–**	–
Bénéfice (perte) net(te) se rapportant aux actions ordinaires	(34)	**(44)**	27
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	228,2	**228,2**	226,9
Effet de dilution des options d'achat d'actions (millions)	–	**–**	2,0
Nombre moyen pondéré d'actions ordinaires diluées en circulation (millions)	228,2	**228,2**	228,9
Bénéfice (perte) de base par action (en dollars)	(0,14)	**(0,19)**	0,12
Bénéfice (perte) dilué(e) par action (en dollars)	(0,14)	**(0,19)**	0,12

Note 6. Risque de taux d'intérêt

En 2004, la Société a réglé par anticipation ces ententes de swaps de taux d'intérêt pour une contrepartie nette reçue de 20 millions de dollars (15 millions de dollars US). Le gain de 17 millions de dollars constaté aux Autres éléments de passif et crédits reportés sera amorti sur la période originellement couverte par ces instruments financiers identifiés à titre de couverture de la juste valeur des billets portant intérêt à 5,375 % échéant en novembre 2013.

Note 7.
Redressements cumulés de conversion des devises étrangères

	31 mars 2004	31 mars 2004	31 décembre 2003
	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$
Solde à l'ouverture de la période	(110)	**(145)**	2
Effet des variations des cours du change durant la période :			
Sur l'investissement net dans les filiales étrangères autonomes	21	**28**	(391)
Sur certaines dettes à long terme libellées en devises étrangères et désignées comme couverture de l'investissement net dans les filiales étrangères autonomes	(17)	**(22)**	282
Impôts futurs reliés aux éléments ci-dessus	3	**4**	(38)
Solde à la clôture de la période	(103)	**(135)**	(145)

Note 8.
Informations sectorielles

Domtar exerce ses activités dans les quatre secteurs isolables décrits ci-dessous. Chacun de ces secteurs offre différents produits et services et applique des stratégies différentes en matière de technologie et de commercialisation. Le résumé qui suit décrit les activités de chacun des secteurs isolables de Domtar :

- **Papiers** – secteur qui regroupe la fabrication et la distribution des papiers d'affaires, d'impression et de publication, à usage technique et de spécialité, ainsi que de la pâte.
- **Marchands de papier** – secteur qui achète, entrepose, vend et distribue différents produits fabriqués par les usines de papier de Domtar ainsi que par d'autres fabricants. Ces produits englobent les papiers d'affaires et d'impression, des fournitures d'arts graphiques et certains produits industriels.
- **Bois** – secteur qui comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières.
- **Emballages** – secteur qui comprend la participation de 50 % de la Société dans Norampac, entreprise qui fabrique et distribue des cartons-caisses et des cartonnages ondulés.

Domtar évalue la performance selon le bénéfice d'exploitation, à savoir les ventes, reflétant les prix de cession interne entre les secteurs à la juste valeur, moins les frais imputables avant la charge de financement et les impôts sur les bénéfices.

Données sectorielles	2004	**2004**	2003
	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$
Ventes			
Papiers	601	**788**	917
Marchands de papier	201	**263**	300
Bois	109	**143**	127
Emballages	112	**146**	158
Total des secteurs isolables	1 023	**1 340**	1 502
Ventes intersectorielles – Papiers	(60)	**(78)**	(85)
Ventes intersectorielles – Bois	(27)	**(35)**	(27)
Ventes intersectorielles – Emballages	(1)	**(2)**	(2)
Ventes consolidées	935	**1 225**	1 388
Bénéfice (perte) d'exploitation			
Papiers [a]	(29)	**(38)**	81
Marchands de papier	5	**6**	7
Bois	(10)	**(13)**	(21)
Emballages [b]	8	**11**	11
Total des secteurs isolables	(26)	**(34)**	78
Siège social	1	**1**	–
Bénéfice (perte) d'exploitation consolidé(e)	(25)	**(33)**	78

[a] La perte d'exploitation de la période de trois mois terminée le 31 mars 2004 inclut un renversement de 8 millions de dollars de la charge initialement enregistrée à titre de provision pour frais de fermeture relativement à la vente de l'usine de papier de St. Catharines en Ontario et inclut une provision de 16 millions de dollars relativement à un plan de réduction de l'effectif et de réorganisation.

[b] Le profit d'exploitation de la période de trois mois terminée le 31 mars 2004 inclus un gain non réalisé de 6 millions de dolllars (4 millions de dollars déduction faite des impôts, soit 0,02 $ par action ordinaire) représentant la quote-part de la Société dans le gain non réalisé sur des ententes de swaps de marchandises de Norampac.

Note 9.
Événement subséquent

Le 2 avril 2004, Norampac a acquis les actions de Johnson Corrugated Products Corp., une usine de transformation de cartonnage située à Thompson (Connecticut). La quote-part de la Société est approximativement 7 millions de dollars (5 millions de dollars US) excluant les frais reliés à la transaction. Norampac n'a pas complètement finalisé l'évaluation du coût total de l'acquisition.

Note 10.
Chiffres comparatifs

Certains chiffres comparatifs ont été reclassés en fonction de la présentation des états financiers adoptée au cours de l'exercice.


OCÉAN
ARCTIQUE
GROENLAND
(Province danoise)
Mer de Beaufort
Îles de la Reine-Élisabeth
Baie de Baffin
Détroit de Davis
Terre de Baffin
ALASKA (É.-U.)
Golfe de l'Alaska
YUKON
TERRITOIRES DU NORD-OUEST
NUNAVUT
Détroit d'Hudson
CANADA
Baie d'Hudson
ALBERTA
COLOMBIE BRITANNIQUE
SASKATCHEWAN
MANITOBA
ONTARIO
QUÉBEC
Québec
Val-d'Or
Terrebonne
Windsor
Montréal
Ottawa
Ottawa-Hull
Cornwall
St. John's
TERRE-NEUVE ET LABRADOR
ÎLE-DU-PRINCE-ÉDOUARD
NOUVEAU-BRUNSWICK
NOUVELLE-ÉCOSSE
OCÉAN PACIFIQUE
WASHINGTON
OREGON
IDAHO
MONTANA
WYOMING
DAKOTA DU NORD
DAKOTA DU SUD
MINNESOTA
WISCONSIN
MICHIGAN
NEW YORK
MAINE
PENNSYLVANIE
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
KENTUCKY
VIRGINIE
CAROLINE DU NORD
TENNESSEE
CAROLINE DU SUD
ARIZONA
NOUVEAU-MEXIQUE
OKLAHOMA
ARKANSAS
ALABAMA
GÉORGIE
LOUISIANE
TEXAS
FLORIDE
CALIFORNIE
ÉTATS-UNIS D'AMÉRIQUE
OCÉAN ATLANTIQUE
Golfe du Mexique
MEXIQUE
Tropique du Cancer
0 500 1000
kilomètres

A. Nos établissements

SIÈGE SOCIAL

1 Maison Domtar

CENTRES DE FINITION

2 Ottawa
3 Terrebonne

USINES DE PÂTES ET PAPIERS

4 Ashdown
5 Cornwall
6 Espanola
7 Lebel-sur-Quévillon
8 Nekoosa
9 Ottawa-Hull
10 Port Edwards
11 Port Huron
12 Vancouver
13 Windsor
14 Woodland

BUREAUX DES VENTES

15 Atlanta
16 Chicago
17 Dallas
18 Los Angeles
19 Montréal
20 New York
21 Ottawa
22 Port Huron
23 Toronto
24 Vancouver

MARCHANDS DE PAPIERS DOMTAR

25 Albany
26 Baltimore
27 Boston
28 Cincinnati
29 Cleveland
30 Columbus
31 Dallas
32 Dartmouth
33 Dayton
34 Fort Wayne
35 Harrisburg
36 Hartford
37 Indianapolis
38 Lancaster
39 London
40 Mansfield
41 Montréal
42 New York
43 Ottawa
44 Philadelphia
45 Québec
46 Saint John
47 South Bend
48 St. John's
49 Toronto
50 Washington, DC

Outre les marchands de papiers Domtar, près de 150 marchands de papiers indépendants, répartis dans plus de 350 centres en Amérique du Nord, vendent les papiers Domtar.


I. Southampton
Détroit d'Hudson
Péninsule D'Ungava
MER DU LABRADOR
Baie d'Hudson
Labrador City
Baie James
QUÉBEC
Sept-Îles
ONTARIO
ÎLE-DU-PRINCE-ÉDOUARD
NOUVEAU-BRUNSWICK
Matagami
Lebel-sur-Quévillon
Sullivan
Val-d'Or
Timmins
L. Nipigon
White River
Malartic
Québec
Ste-Marie
Saint-John
Thunder Bay
Chapleau
Elk Lake
Grand-Remous
MAINE
NOUVELLE-ÉCOSSE
L. Supérieur
Montréal
Nairn Centre
Sault Ste Marie
Ottawa
VERMONT
NEW HAMPSHIRE
MICHIGAN
L. Huron
Boston
Saint Paul
WISCONSIN
Minneapolis
L. Michigan
Toronto
L. Ontario
NEW YORK
MASSACHUSETTS
Buffalo
Hudson
RHODE ISLAND
CONNECTICUT
0
250
500
kilomètres
Mississippi
Detroit
New York
L. Érié
PENNSYLVANIE
Chicago
Cleveland
Philadelphie
IOWA
Pittsburgh
NEW JERSEY
OHIO
Baltimore

B.
Scieries et exploitations forestières de Domtar

FORÊTS

Forêts gérées par Domtar

BOIS

1 Chapleau
2 Elk Lake
3 Grand-Remous
4 Lebel-sur-Quévillon
5 Malartic
6 Matagami
7 Nairn Centre
8 Ste-Marie
9 Sullivan
10 Timmins
11 Val-d'Or
12 White River

POUR PLUS DE RENSEIGNEMENTS

RELATIONS AVEC LES INVESTISSEURS
Christian Dubé
Premier vice-président et
chef des finances
Tél. : (514) 848-5511

Jean-Sébastien Vanbrugghe
Directeur, finances corporatives
Tél. : (514) 848-5469
Téléc. : (514) 848-5638
Courriel : ir@domtar.com

COMMUNICATIONS
William George
Vice-président, Communications et
relations gouvernementales
Tél. : (514) 848-5213
Téléc. : (514) 848-6878

SIÈGE SOCIAL
395, boul. de Maisonneuve Ouest
Montréal, Qc, Canada H3A 1L6
Tél. : (514) 848-5400
www.domtar.com

DOMTAR EST SUIVIE PAR LES FIRMES SUIVANTES :

BMO Nesbitt Burns
D.A. Davidson & Company
Deutsche Bank Securities
Equity Research Associates
Financière Banque Nationale
Goldman Sachs & Company
J.P. Morgan Securities
Jennings Capital
Marchés mondiaux CIBC
Merrill Lynch & Company
Raymond James
RBC Marché des Capitaux
Salman Partners
Scotia Capitaux
Smith Barney Citigroup
TD Newcrest
UBS Canada
Valeurs mobilières Desjardins

RENDEMENT COMPARATIF – DTC INDICE : 1998 = 1



DTC
S&P/TSX Matériaux
2.0
1.5
1.0
0.5
98
99
00
01
02
03
04

COURS DE L'ACTION DE DOMTAR



$
Haut
Fermeture
Bas
25
20
15
10
5
98
99
00
01
02
03
04

FSC
FSC SW-COC-681 et SW-COC-1000
FSC Trademark © 1996, Forest Stewardship Council A.C.

Couverture imprimée sur Domtar Cornwall® C1C 10 pt, certifié FSC; les pages 1 à 36 sont imprimées sur Domtar Schooner® lustré, 60 lb, certifié FSC. Au moins, 17,5 % de la fibre utilisée lors de la fabrication du Domtar Cornwall® certifié FSC et du Domtar Schooner® certifié FSC provient d'une forêt bien gérée, certifiée de façon indépendante par Smartwood et conforme aux règles du Forest Stewardship Council. Le papier Domtar Cornwall® certifié FSC contient également 10 % de fibre recyclée postconsommation, quant au papier Domtar Schooner® certifié FSC, il peut contenir jusqu'à 20 % de fibre recyclée postconsommation. Fournisseurs FSC SW-COC-681 et SW-COC-1000. Ce document a été imprimé par Transcontinental Litho Acme, Montréal, SW-COC-952.

Imprimé au Canada

Design : www.nolin.ca